Exhibit 2.1

CONTRIBUTION AGREEMENT

BY AND AMONG

NATIONSTAR MORTGAGE LLC,

SAGENT M&C, LLC

AND, SOLELY FOR THE PURPOSES SET FORTH HEREIN,

MR. COOPER GROUP INC.

_______________________

Dated as of February 10, 2022

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EXHIBITS
Exhibit A	Form of Assignment Agreement
Exhibit B	Form of Transition Services Agreement
Exhibit C	Equity Term Sheet
Exhibit D	Employee Outsourcing and Transfer Agreement Term Sheet
Exhibit E	Form of Bill of Sale
Exhibit F-1	Pre-Close Adjustment
Exhibit F-2	Post-Close Adjustment

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CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT, dated as of February 10, 2022 (this “Agreement”), is by and among Nationstar Mortgage LLC, a Delaware limited liability company (“Transferor”) and Sagent M&C, LLC, a Delaware limited liability company (the “Transferee” and, together with Transferor and the Transferring Entities signing the Assignment Agreement, the “Parties”) and, solely for the purposes of Section 3.2, Section 5.9, Section 5.13, Section 5.18 and Section 10.14, Mr. Cooper Group Inc., a Delaware corporation (“Guarantor”).

WHEREAS, Transferor and certain of its Subsidiaries, in connection with the operation of their business, utilize certain assets that constitute, and employ certain individuals to operate, the servicing and subservicing technology platform for performing and non-performing mortgage loans (the “Mortgage Servicing Platform”);

WHEREAS, on the terms and subject to the conditions set forth herein, (a) the Transferring Entities desire to contribute, assign, transfer and convey to the Transferee, and the Transferee desires to accept and receive from the Transferring Entities, all of their right, title and interest in and to the Transferred Assets and (b) the Transferee desires to deliver the Closing Consideration to Transferor and assume, pay, discharge and perform the Assumed Liabilities (the “Transaction”); and

WHEREAS, in connection with the transactions contemplated hereby, the Transferee and Transferor desire to enter into, or to cause certain of their respective Affiliates or Subsidiaries to enter into, certain other agreements, each to become effective pursuant to its terms at the Closing.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   Definitions.  As used herein, capitalized terms not otherwise defined have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person or a member of such Person’s immediate family; provided that (a) Transferor and its Affiliates shall be deemed not to be an Affiliate of the Transferee or any of its Subsidiaries and the Transferee and its Subsidiaries shall not be deemed to be Affiliates of Transferor or any of its Affiliates and (b) no “portfolio company” (other than the Transferee and its Subsidiaries) of investment funds or accounts organized, managed or sponsored by or affiliated with Warburg Pincus LLC or its Affiliates shall be deemed to be an Affiliate of the Transferee.  For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Amended LLC Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement of the Transferee to be entered into at the Closing in a form consistent with the terms set forth on Exhibit C (the “Equity Term Sheet”), subject to Section 5.16.

“Anti-Corruption Laws” means, with respect to any Person, the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78dd-1, et seq.), any rules or regulations thereunder, the U.S. Travel Act, the United Kingdom Bribery Act 2010, Laws passed pursuant to the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other Laws of any other jurisdiction (national, state or local) concerning anti-corruption, anti-bribery, or money laundering applicable to such Person.

“Assignment Agreement” means the Assignment Agreement in substantially the form attached hereto as Exhibit A.

“Base Platform Purchase Price” means an amount equal to $250,000,000.

“Bill of Sale” means the Bill of Sale in substantially the form attached hereto as Exhibit E.

“Business Day” means any day, except a Saturday, a Sunday or other day on which the Securities and Exchange Commission or banking institutions in New York, New York are authorized or required by law, regulation or executive order to be closed.

“Cash Consideration” means an aggregate amount in cash equal to $9,875,000.

“Class A Common Units” means, collectively, the Class A-1 Common Units and the Class A-2 Common Units.

“Class A-1 Common Units” means the Class A-1 Common Units of the Transferee.

“Class A-2 Common Units” means the Class A-2 Common Units of the Transferee.

“Class B Common Units” means the Class B Common Units of the Transferee.

“Class C Common Units” means the Class C Common Units of the Transferee.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercialize” means, with respect to Software, to directly or indirectly, (a) provide or make available to any Person access to, use of, or copies of such Software (or any portion thereof), including through distribution, license or sublicense, or providing access to a browser-based or hosted solution, or (b) use or permit the use of the Software (or any portion thereof) as a “service bureau” or otherwise for the benefit of any other Person.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated as of October 29, 2021, by and between Transferor and the Transferee, as amended by that First Amendment to Mutual Non-Disclosure Agreement, dated as of January 19, 2022.

“Continuing Employee Records” means the following employment and personnel information with respect to each Continuing Employee, in each case, to the extent permitted by applicable Law to be made available to Transferee: salary, wage information, job function, and business and personal mailing addresses and telephone numbers, as well as any employment-related agreements, Family and Medical Leave Act (or similar) records, Forms I-9 (Employment Eligibility Verification) and any other employment files or records related to such Continuing Employee.

“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, instrument, contract or other agreement, arrangement, option, obligation, or understanding or other commitment, in each case, whether written or oral.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or variants thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar legal requirement, directive, guidelines or recommendations promulgated by any Governmental Entity or quasigovernmental organization, including the Centers for Disease Control and Prevention, the World Health Organization and the Occupational Safety and Health Administration, in each case, in connection with or in response to COVID-19.

“Credit Agreement” means that certain Credit Agreement, dated as of March 29, 2018 (as amended by Amendment No. 1, dated as of December 21, 2018, and as further amended, restated, supplemented, replaced or otherwise modified from time to time), by and among the Transferee, as the Borrower, Fiserv, Inc., a Wisconsin corporation as Fiserv Parent, the lenders party thereto and JPMorgan Chase Bank, N.A. as the Administrative Agent.

“Employee Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), (whether or not subject to ERISA) and each other plan, policy, program, agreement, contract or arrangement involving direct or indirect compensation or benefits, including each employment, retention, stay bonuses, consulting, retirement, welfare, disability, death benefit, severance, separation pay, redundancy, gratuity, incentive or bonus, commission, change in control, transaction, equity or equity based incentives, deferred compensation, pension, profit sharing, vacation or paid-time-off, stock purchase, phantom stock, stock option, stock appreciation or other equity incentive plan, program, agreement or arrangement, and any other employee benefit plan, program, agreement or arrangement, other than statutorily-mandated plans or programs maintained by a Governmental Entity, that is sponsored, maintained or contributed to by Transferor and its Affiliates for the benefit of any Platform Employee.

“Employee Outsourcing and Transfer Agreement” means an agreement to be entered into between Transferor and Transferee consistent with the terms and conditions set forth on Exhibit D (the “Employee Outsourcing and Transfer Agreement Term Sheet”), subject to Section 5.16.

“Equity Consideration” means 200,760 Class A-1 Common Units, as may be adjusted pursuant to Section 2.10(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, the regulations promulgated thereunder and any successor thereto.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Use” means Commercializing any Software that performs or provides (whether alone or in combination with, or through use of, any other Software) the functionality provided by any of the Transferred Core Platform Software in connection with the servicing and subservicing technology platform for performing or non-performing mortgage loans.

“Exclusive Platform Contracts” means the Contracts listed in Section 1.1(e) of the Transferor Disclosure Schedules.

“Filings” means any registrations, applications, declarations, reports, submissions or other filings with, or any notices to, any Person (including any third party or Governmental Entity).

“Fraud” means actual common law fraud in the making of a representation or warranty with the intent to deceive another Person and requires (a) a false representation, warranty, or statement of material fact; (b) actual knowledge or belief that such representation or warranty is false; (c) an intention to induce such other Person to whom such representation or warranty was made to act or refrain from acting in reliance upon it; (d) causing that Person, in reliance upon such false representation or warranty to take or refrain from taking action; and (e) causing such Person or any Party hereto to suffer damage by reason of such reliance.

“GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

“Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Entity.

“Governmental Entity” means any (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, provincial, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other judicial, tribunal or arbitral body or any arbitrator or mediator (public or private)); or (d) organization, entity or body or individual exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature (including stock exchanges).

“Governmental Official” means any officer, agent, or employee of a Governmental Entity.

“Indebtedness” means, with respect to any specified Person, without duplication, (a) borrowed money indebtedness, including obligations evidenced by loan, note, bond, debenture, security or the issuance and sale of debt securities; (b) reimbursement obligations with respect to letters of credit, bank guarantees, surety bonds, and performance bonds, whether or not matured; and (c) borrowed money indebtedness of others guaranteed by such Person; provided, however, that Indebtedness will expressly exclude trade payables, purchase money security interests and other similar indebtedness incurred in the ordinary course of business.

“Indian Employees” means all Platform Employees located in India.

“Information Technology” means any and all information technology or systems, including computer systems, hardware (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware) and telecommunications systems hardware.

“Intellectual Property” or “Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with:  (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions (“Patents”); (b) trademarks, service marks, trade dress, trade names, logos and other designations of origin, and registrations and applications for the same (“Marks”); (c) domain names, uniform resource locators, Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services; (d) copyrights and any other equivalent rights in works of authorship (including rights in Software or databases or collections of data as a work of authorship) and any other related rights of authors, mask work rights, and database rights, and registrations and applications for the same (“Copyrights”); (e) trade secrets and industrial secret rights, and rights in know-how, data and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world.

“Judgment” means any judgment, decision, injunction, writ, order, ruling, edict, award, stipulation, determination or decree, whether non-final, final, temporary, preliminary or permanent, enacted, issued, promulgated, enforced, made, rendered or entered into by or with any Governmental Entity.

“Knowledge” means, with respect to any matter in question, with respect to Transferor or any of the Transferring Entities, the actual knowledge after due inquiry of the individuals listed on Section 1.1(a) of the Transferor Disclosure Schedules, and, with respect to the Transferee, the actual knowledge after due inquiry of the individuals listed on Section 1.1(a) of the Transferee Disclosure Schedules.

“Law” means any U.S. or non-U.S. federal, state, provincial, local or other constitution act, law, statute, ordinance, rule, regulation, treaty, code, Judgment, published policy or requirement, or controlling principle of common law, or any order, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Legal Proceeding” means any litigation, investigation, suit, claim, charge, action, demand, complaint, citation, summons, subpoena, audit, hearing, inquiry, arbitration, mediation or other proceeding of any nature, whether at law or equity, judicial or administrative, by or before any Governmental Entity.

“Liability” means any debt, liability, commitment or obligation of any type, whether known or unknown, asserted or unasserted, matured or unmatured, absolute, incurred or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, or on- or off-balance sheet whether in contract, tort, strict liability or otherwise.

“Liens” means, with respect to any property or asset, any pledge, lien, charge, mortgage, deed of trust, lease, sublease, license, restriction, hypothecation, right of first refusal or offer, restrictions on transfer purchase agreement, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, encumbrance, option to purchase or lease or otherwise acquire any interest, and security interest of any kind or nature whatsoever.

“Material Adverse Effect” means, (a) with respect to any Person, any change, event, development, circumstances, condition, fact or occurrence (“Change”) that has a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole; (b) with respect to the Transferred Assets or the Mortgage Servicing Platform, any Change that has a material adverse effect on the Transferred Assets, taken as a whole, or the conduct of the Mortgage Servicing Platform; and (c) has a material adverse effect on the ability of any Transferring Entity to consummate the transactions contemplated by this Agreement; provided that in the case of the foregoing clauses (a) and (b), no Changes arising out of or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Material Adverse Effect or will be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i)	Changes in general economic conditions, or Changes in conditions in the global or international economy generally;

(ii)
(A) Changes in conditions in the financial markets, credit markets or capital markets, including changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over the counter market;

(iii)
Changes in conditions in the industries in which such Person and its Subsidiaries conduct business or, in the case of the Transferred Assets, the industries in which Guarantor and its Subsidiaries conduct business;

(iv)	Changes in regulatory, legislative or political conditions;

(v)
any acts of God, natural disasters, epidemics, pandemics or disease outbreaks (including COVID-19) or any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Entity), terrorism or military actions (including any escalation or general worsening of any of the foregoing);

(vi)
the public announcement of this Agreement and the Transaction solely as it relates to the identity of the Parties, including the impact thereof on the relationship, contractual or otherwise, with customers, suppliers, lenders, lessors, business partners, employees, regulators, Governmental Entities or vendors (it being understood and agreed that the foregoing shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transaction, including the representations and warranties contained in Section 3.2(b) and Section 4.3(b));

(vii)	any action required to be taken pursuant to the express terms of this Agreement;

(viii)	changes or proposed changes in GAAP or other accounting standards or in any applicable Laws (or the enforcement or interpretation of any of the foregoing);

(ix)
changes in the price or trading volume of common stock of such Person (provided that the underlying facts and circumstances giving rise to such changes may be taken into account in determining whether a Material Adverse Effect has occurred unless otherwise excluded hereby); and

(x)
any failure to meet (A) any public estimates or expectations of revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (provided that the underlying cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred unless otherwise excluded hereby);

except, in the case of each of clauses (i), (ii), (iii), (iv), (v), and (viii), to the extent such Change has had a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which such Person and its Subsidiaries operate (or, in the case of the Transferred Assets, the industries in which Guarantor and its Subsidiaries operate).

“Open Source Software” means any Software that is subject to any license meeting the definition of “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html (including any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla Public License, Berkeley Software Distribution License, MIT License, and the Apache License).

“Outside Date” means June 10, 2022.

“Overhead and Shared Services” means any ancillary or corporate shared services that are furnished by or on behalf of Guarantor or any of its Subsidiaries to both the Mortgage Servicing Platform and any other business of Guarantor or its Subsidiaries, including, as applicable, Information Technology and application support services, in each case, to the extent set forth in Section 1.1(b) of the Transferor Disclosure Schedules.

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, as amended by the Bipartisan Budget Act of 2015, together with any Treasury Regulations and guidance issued thereunder or successor provisions and any similar or corresponding provisions of state, local or non-U.S. Law.

“Permitted Liens” means, with respect to any Person, any of the following:  (a) liens for Taxes, assessments and governmental charges or levies either (i) not yet delinquent or (ii) that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in the financial statements in accordance with GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests arising or occurring in the ordinary course of business, that are not yet due or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in the financial statements in accordance with GAAP; (c) recorded leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (d) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (e) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (f) solely with respect to real property, defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that, individually or in the aggregate, do not, and would not reasonably be expected to, impair in any material respect the current use of the applicable real property; (g) Permitted Licenses; (h) liens pursuant to any Person’s Indebtedness; (i) statutory, common law or contractual liens, or other encumbrances of record securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any leased real property unless caused by such Person or any of its Subsidiaries; (j) Liens created by this Agreement; and (k) other imperfections of title or Liens (excluding Liens on Intellectual Property Rights), if any, that are not material to the Transferred Assets or conduct of the Mortgage Servicing Platform or to the Transferee, as applicable.

“Permitted Licenses” means any non-exclusive license or covenant not to sue granted with respect to any Intellectual Property Rights, but only to the extent such license or covenant (a) is not granted to Guarantor or any of its Subsidiaries, (b) does not include any right to use or obtain source code (including pursuant to an escrow arrangement) or to modify or create derivative works of any Software, (c) does not continue for more than three (3) years after the date of this Agreement, and (d) does not include any right to resell or commercialize the Intellectual Property.

“Person” means an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Entity (or any department, agency, or political subdivision thereof), or any syndicate or group that would be deemed to be a Person under Section 13(d)(3) of the Exchange Act.

“Platform Employee” means the employees of Transferor and its Affiliates whose regular employment duties are primarily or exclusively dedicated to the Mortgage Servicing Platform and the Transferred Assets and who are listed on Section 3.9(a) of the Transferor Disclosure Schedules (which list shall be updated at least ten (10) Business Days prior to the Closing, and again at least ten (10) Business Days prior to the Employee Transfer Date, by Transferor to reflect ordinary course hires and terminations made consistent with the terms of this Agreement and the Employee Outsourcing and Transfer Agreement), including any individual who is on short-term disability, long-term disability, military leave or an approved leave of absence.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Registered Intellectual Property” means (a) Patent applications and issued Patents; (b) registered Marks and applications to register Marks; (c) registered Copyrights and applications for Copyright registration; (d) domain name registrations; and (e) any other Intellectual Property that is the subject of an application or registration issued, filed with, or recorded by any Governmental Entity or domain name registrar.

“Representative” means, with respect to a Person, such Person’s Affiliates and the directors, managers, members, officers, employees, agents, contractors, subcontractors, or other representatives of such Person and its Affiliates.

“Restricted Person” means (a) any Person listed on or covered by any list of sanctioned or restricted Persons for export, import, sanctions, government contracting or related reasons administered by any government in which any Transferring Entity conducts business, including the United States and India; (b) any Person listed on any applicable U.S. or non-U.S. sanctions or export-related restricted party list, including the Bank of England Financial Sanctions List, List of Denied Persons and Entity List administered by the U.S. Department of Commerce, the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Department of Treasury, European Union Sanctions List, United Kingdom Proscribed Terrorist Groups, and the United Nations Security Council Sanctions; (c) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in the foregoing clauses (a) or (b); and (d) any national of a Sanctioned Country.

“Retained Technology” means any Software (other than the Transferred Software), and any know-how or knowledge of Guarantor’s or its Subsidiaries’ employees, used in, or held for use in, or necessary for the operation of the businesses of Guarantor or its Subsidiaries other than for the conduct of the Mortgage Servicing Platform.

“Securities Act” means the Securities Act of 1933.

“Shared Contracts” means the Contracts listed in Section 1.1(h) of the Transferor Disclosure Schedules.

“Software” means any and all computer programs, including any and all application software (including mobile digital applications), browser-based software, system software, firmware, middleware, assemblers, applets, compilers, and libraries, and software implementations of algorithms, models and methodologies, whether in source code or object code or other form.

“Solvent” means, with respect to any Person, that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person on a going concern basis will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, as such quoted terms are generally determined in accordance with applicable U.S. federal laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, each of the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or financings or other sources, or a combination thereof, to meet its obligations as they become due.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (a) having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions or (b) representing more than fifty percent (50%) of such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

“Tax” means any U.S. federal, state, local and foreign income, gross, franchise, windfall or other profits, receipts, capital, sales, use, ad valorem, value added, goods and services, profits, license, withholding, payroll, employment, unemployment, excise, premium, property, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative or add-on minimum, occupation, or other tax of any kind, and any other levy, fee, impost, duty or similar governmental charge, together with all interest and penalties thereon (or in lieu thereof) and addition thereto imposed by any Governmental Entity.

“Tax Proceeding” means any audit, examination, contest, litigation or other Legal Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration, determination, regulation, collection, levy, assessment, enforcement or the imposition of any Tax.

“Transaction Documents” means this Agreement, the Assignment Agreement, the Bill of Sale, the Transition Services Agreement, the Amended LLC Agreement, and the Employee Outsourcing and Transfer Agreement.

“Transferee Disclosure Schedules” means those certain Transferee Disclosure Schedules dated as of the date of this Agreement provided by the Transferee to Transferor.

“Transferee Organizational Documents” means (a) the certificate of formation of the Transferee filed on March 20, 2018 and any and all amendments thereto and restatements thereof filed on behalf of the Transferee with the office of the Secretary of State of the State of Delaware and (b) the Fourth Amended and Restated Limited Liability Company Agreement of the Transferee, dated as of March 23, 2021, and any and all amendments thereto and restatements thereof.

“Transferor Disclosure Schedules” means those certain Transferor Disclosure Schedules dated as of the date of this Agreement provided by Transferor to the Transferee.

“Transferred Assets” means all of the right, title and interest of Guarantor and its Subsidiaries in and to all of the following assets, properties, claims and rights, whether tangible or intangible, personal or mixed, wherever located and whether or not reflected on the books and records of any Transferring Entity, as such assets, properties, claims and rights shall exist on the Closing Date:

(i)	the Transferred Core Platform Software and the Transferred MRC Software (the “Transferred Software”);

(ii)	the tangible personal property set forth on Section 1.1(c) of the Transferor Disclosure Schedules (the “Transferred Tangible Personal Property”);

(iii)
(A) the Exclusive Platform Contracts and (B) those portions of the Shared Contracts that are exclusively related to the Mortgage Servicing Platform, in the case of each of clauses (A) and (B), to the extent of and in accordance with and subject to the rights and obligations of the parties with respect to such Contracts under subject to Section 2.8 (collectively, such Contracts or portions of Contracts, the “Transferred Contracts”);

(iv)	the Transferred IP Rights, and all rights to seek and recover damages for the past, present or future infringement of any of the foregoing; and

(v)	the Continuing Employee Records.

“Transferred Benefit Plan” means each Employee Benefit Plan maintained solely for the benefit of Platform Employees and listed in Section 3.9(b)(ii) of the Transferor Disclosure Schedules.

“Transferred Core Platform Software” means (a) all available versions of the Software, database schema or database structures described on Section 1.1(d) of the Transferor Disclosure Schedules, and in all forms (including source code and object code form, as applicable) and (b) all corresponding documentation.

“Transferred IP Rights” means (a) the Patents, Marks and other Registered Intellectual Property set forth in Section 1.1(f) of the Transferor Disclosure Schedules, and (b) any and all Intellectual Property Rights (other than Patents, Marks and other Registered Intellectual Property) owned by Guarantor or any of its Subsidiaries that are embodied by or in or used in the Transferred Software.

“Transferred MRC Software” means (a) all available versions of the Software or database schema or database structures described on Section 1.1(f)(i) of the Transferor Disclosure Schedule, and in all forms (including source code and object form, as applicable) (the “Support Software”), (b) all available versions of the Software described on Section 1.1(f)(ii) of the Transferor Disclosure Schedule, and in all forms (including source code and object form, as applicable) (the “Customer Experience Software”), and (c) all corresponding documentation; provided that, in each case, Transferred MRC Software (and Support Software and Customer Experience Software, as applicable) excludes any and all Transferred Core Platform Software.

 “Transferring Entity” means any of Guarantor or any of its Subsidiaries that have any right, title, or interest in or to any Transferred Assets or that employ any of the Platform Employees (collectively, the “Transferring Entities”).

“Transition Services Agreement” means a transition services agreement in substantially the form attached hereto as Exhibit B.

“Willful Breach” means a material breach of this Agreement or any other agreement or instrument furnished by a Party pursuant to this Agreement that is the consequence of an intentional act or omission by a Party with the actual knowledge that the taking of such act or the failure to take such action would be, or would reasonably be expected to be, a material breach of this Agreement or any other agreement or instrument furnished by a Party pursuant to this Agreement.

Section 1.2   Other Defined Terms.  In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section

Acquisition Proposal	5.6
Agreement	Preamble
Approval	2.8(a)
Assumed Liabilities	2.6(a)
Bankruptcy Code	5.13(i)

Capitalization Date	4.2(a)
Cash Award	5.9(h)
CBA	3.9(i)
Change	Definition of Material Adverse Effect
Claim Notice	9.4(a)
Claim Objection Notice	9.4(b)
Closing	2.2(a)
Closing Consideration	2.3(a)
Closing Date	2.2(a)
Consideration Adjustment	2.10(b)
Continuation Period	5.9(c)
Continuing Employee	5.9(b)
Copyrights	Definition of Intellectual Property
Customer Experience Software	Definition of Transferred MRC Software
Damages Cap	8.2
Data Contracts	5.15(a)
Deductible	9.3(a)(i)
Dividend	2.10(b)
Employee Outsourcing and Transfer Agreement Term Sheet	Definition of Employee Outsourcing and Transfer Agreement
Employee Transfer Date	5.9(b)
Enforceability Exceptions	4.3(a)
Equity Term Sheet	Definition of Amended LLC Agreement
Excluded Assets	2.4
Fundamental Representation Survival Date	9.1(b)
General Cap	9.3(a)(ii)
General Survival Date	9.1(b)
Guarantor	Preamble
Guarantor Licensees	5.13(b)
Guarantor Original Software	5.13(a)
Guarantor RSU Award	5.9(h)
HSR Act	3.3
Inactive Employee	5.9(b)
Indemnified Party	9.2(c)
Indemnifying Party	9.2(c)
Indian Liabilities	2.6(a)(iv)
Indian Liabilities Cap	2.6(a)(iv)
Inside Date	2.2(a)
Liquidity Event	2.10(b)
Loss	9.2(a)
Losses	9.2(a)
Marks	Definition of Intellectual Property
Material Contracts	3.13(a)
Measurement Date	2.11(b)
Misallocated Asset or Liability	5.8(b)
Mortgage Servicing Platform	Recitals

Non-Antitrust Approvals	2.8(b)
Non-Assignable Assets	2.8(a)
Non-Material Source Code	5.13(h)
Non-Recourse Party	9.2(f)
Parties	Preamble
Patents	Definition of Intellectual Property
Per Claim Amount	9.3(a)(i)
Periodic Taxes	6.3
Reference Date	4.5(a)
Registered Transferred IP	3.10(a)
Releasees	5.18
Releasors	5.18
Replacement Award	5.9(h)
Required Approvals and Filings	5.2(a)
Resolution Memorandum	9.4(c)
Retained Liabilities	2.5(a)
Sanctioned Countries	3.7(c)
Shared Software	5.13(a)
Spin‑Out	5.13(e)(ii)
Subject Provision	9.4(a)
Support Software	Definition of Transferred MRC Software
Tax Claim	9.5(b)
Tax Controlling Party	9.5(b)
Tax Non-Controlling Party	9.5(b)
Third-Party Claim	9.4(a)
Trade Laws	3.7(c)
Trade Secrets	Definition of Intellectual Property
Transaction	Recitals
Transfer Taxes	6.2
Transferee	Preamble
Transferee 401(k) Plan	5.09(e)
Transferee Financial Statements	4.5(a)
Transferee Fundamental Representations	9.1(c)
Transferee Indemnified Parties	9.2(a)
Transferee India Employee Benefits	5.9(i)
Transferee Releasee	5.18
Transferee Releasor	5.18
Transferee Securities	4.2(c)
Transferee Taxes	9.5(b)
Transferor	Preamble
Transferor 401(k) Plans	5.09(e)
Transferor Financial Statements	3.6(a)
Transferor Fundamental Representations	9.1(b)
Transferor Indemnified Parties	9.2(b)
Transferor Releasee	5.18
Transferor Releasor	5.18

Transferor Taxes	9.5(b)
Transferred Contracts	Definition of Transferred Assets
Transferred Employee	5.9(b)
Transferred Software	Definition of Transferred Assets
Transferred Tangible Personal Property	Definition of Transferred Assets
Transferring Entities	Definition of Transferring Entity
Trigger Event	2.11(b)
Units	4.2(a)
WARN	3.9(j)
Xome	5.15(b)
Xome Data Contracts	5.15(b)

ARTICLE II
CONTRIBUTION

Section 2.1   Contribution and Sale.

(a)            Subject to the terms and conditions set forth herein, Transferor shall, and shall cause the other Transferring Entities to, contribute, assign, transfer and convey to the Transferee, and the Transferee shall accept and acquire from Transferor and the other Transferring Entities, in each case at the Closing, all of Transferor’s and the other Transferring Entities’ right, title and interest in and to the Transferred Assets, other than the Transferred Tangible Personal Property, as of the Closing, free and clear of all Liens (other than Permitted Liens of the nature described in clauses (i) through (vii), (ix) and (xi) of the definition of Permitted Liens).

(b)            Subject to the terms and conditions set forth herein, at the Closing, Transferor shall sell, transfer and convey to the Transferee, and the Transferee shall purchase and acquire from Transferor, all of Transferor’s right, title and interest in and to the Transferred Tangible Personal Property as of the Closing, free and clear of all Liens (other than Permitted Liens of the nature described in clauses (i) through (vii), (ix) and (xi) of the definition of Permitted Liens).

Section 2.2    Closing.

(a)            The closing of the Transaction (the “Closing”) shall take place at (i) 10:00 a.m. (Eastern Time) on the second (2nd) Business Day following the date on which all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, by remote electronic exchange of documents or (ii) at such other place, time or date as shall be mutually agreed between the Transferor and the Transferee; provided that the Closing shall not occur prior to May 11, 2022 (the “Inside Date”) without the prior written consent of Transferor.  The date on which the Closing actually occurs shall be referred to herein as the “Closing Date.”

(b)            At the Closing:

(i)             Transferor and each other applicable Transferring Entity shall deliver, or cause to be delivered, to the Transferee:

(A)            the Transferred Assets (except that the Continuing Employee Records shall instead be delivered at the Employee Transfer Date);

(B)       a duly executed IRS Form W-9 from each Transferring Entity (or, if such Transferring Entity is a “disregarded entity” within the meaning of Treasury Regulations Section 1.1445-2(b)(2)(iii), the entity that is treated as the transferor of property for U.S. federal income Tax purposes) that is a United States Person, within the meaning of Section 7701(a)(30) of the Code;

(C)            the certificate required to be delivered pursuant to Section 7.2(c); and

(D)            a counterpart to each Transaction Document other than this Agreement, duly executed by the Transferring Entity that is a party thereto.

(ii)             the Transferee shall deliver to Transferor and each other applicable Transferring Entity (as directed by Transferor):

(A)            instruments validly executed by the Transferee evidencing the issuance of the Equity Consideration to Transferor and the other applicable Transferring Entities, as directed by Transferor, and any other instruments necessary to effect the issuance of the Equity Consideration thereto in accordance with this Agreement;

(B)           the Cash Consideration in immediately available funds by wire transfer to an account or accounts at such bank or banks specified by Transferor at least three (3) Business Days prior to the Closing Date;

(C)            the certificate required to be delivered pursuant to Section 7.3(d); and

(D)            a counterpart to each Transaction Document other than this Agreement, duly executed by the Transferee or any Affiliate of the Transferee that is a party thereto.

Section 2.3   Closing Consideration.

(a)            In consideration for the Transferred Assets and the other obligations of Transferor pursuant to this Agreement, at the Closing, Transferor and each other Transferring Entity shall be entitled to receive its share (as directed by Transferor) of an aggregate amount of consideration equal to the sum of (i) the Cash Consideration and (ii) the Equity Consideration (collectively, the “Closing Consideration”).

(b)            At the Closing, the Transferee shall (i) deliver to Transferor and each other applicable Transferring Entity (as directed by Transferor) the Cash Consideration, (ii) issue to Transferor and each other applicable Transferring Entity (as directed by Transferor) the Equity Consideration, free and clear of all Liens (other than the Liens imposed by the Amended LLC Agreement and imposed on transfers by applicable securities Laws) and (iii) assume the Assumed Liabilities.

Section 2.4   Excluded Assets.  Notwithstanding anything in this Agreement to the contrary, Guarantor and its Subsidiaries shall retain, and the Transferee shall not acquire, any direct or indirect right, title and interest in and to, any assets, properties, claims and rights of Guarantor or its Subsidiaries other than the Transferred Assets (all such assets, properties, claims and rights, collectively, the “Excluded Assets”), including, for the avoidance of doubt:

(a)            any refunds, credits, overpayments or other recoveries of, against or in respect of any Taxes imposed on or with respect to the Transferred Assets for a Pre-Closing Tax Period or any Taxes of or imposed on Transferor or any of its Affiliates;

(b)            Tax Returns and other books and records related to Taxes paid or payable by Transferor or any of its Affiliates;

(c)            any Contracts, other than the Transferred Contracts (including the portion of Shared Contracts not required to be or otherwise not assigned, transferred and conveyed to Transferee);

(d)            any accounts receivable or other receivables;

(e)            any Information Technology or other tangible personal property other than the Transferred Tangible Personal Property and Transferred Software;

(f)            any Intellectual Property Rights other than Transferred IP Rights;

(g)            any data other than database schema, or database structures, included in the Transferred Software;

(h)            any Software that is not Transferred Software (it being understood that Guarantor and its Subsidiaries may retain copies of any such Transferred Software solely to the extent that it is licensed pursuant to Section 5.13 hereof);

(i)            all indemnity rights and other claims and actions arising out of occurrences before or after the Closing to the extent primarily arising out of or that primarily relate to any of the Excluded Assets or Retained Liabilities, whether arising by way of counterclaim or otherwise;

(j)            all rights or claims that accrue or will accrue to Transferor under this Agreement or any other Transaction Document; and

(k)            any assets, properties, claims or rights of any operations, functions or businesses of Guarantor or any of its Subsidiaries to the extent not involved in the Mortgage Servicing Platform.

Section 2.5   Retained Liabilities.

(a)            Subject to the terms of this Agreement, Transferor and its Affiliates shall retain, and the Transferee and its Affiliates shall not assume or be liable for any Liabilities of Transferor and its Affiliates other than the Assumed Liabilities (collectively, the “Retained Liabilities”), including the following Liabilities:

(i)            any and all Liabilities to the extent relating to or arising out of any ownership, use, operation, maintenance or licensing of the Transferred Assets, in each case, to the extent accruing prior to the Closing Date;

(ii)            any and all Liabilities for which any Transferring Entity or any of their Affiliates expressly has responsibility pursuant to this Agreement or any other Transaction Document;

(iii)          except to the extent specifically assumed by the Transferee pursuant to Section 5.9, the Employee Outsourcing and Transfer Agreement, the sponsorship of, and all Liabilities at any time arising under, pursuant to or in connection with any Employee Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement at any time maintained, sponsored or contributed to by Transferor or any Transferring Entity or any of their Affiliates or with respect to which Transferor or any Transferring Entity or any of their Affiliates has any Liability;

(iv)          except to the extent specifically assumed by the Transferee pursuant to this Agreement, the Employee Outsourcing and Transfer Agreement, or the Local Transfer Agreement and except for any Liabilities specifically included in Assumed Liabilities, any and all Liabilities relating to or arising out of the employment or termination of employment of any Transferred Employee prior to the Closing;

(v)               all Indebtedness of Transferor and its Affiliates;

(vi)            all Indian Liabilities in excess of the Indian Liabilities Cap; and

(vii)         any Taxes (including any liability for the payment of Taxes payable by reason of contract, assumption, transferee or successor liability, Treasury Regulation Section 1.1502-6(a) (or any similar provision of, state, local, or foreign law or any predecessor or successor thereof) or otherwise by operation of law) for any Pre-Closing Tax Period imposed with respect to the Transferred Assets, allocated, in the case of any Straddle Period, in accordance with Section 6.3, including any Transfer Taxes other than Transfer Taxes borne by Transferor pursuant to Section 6.2.

(b)            For the avoidance of doubt, the Transferee’s obligations regarding indemnification under Section 7.2(b)(i)-(ii) shall not constitute Retained Liabilities.

Section 2.6   Assumed Liabilities.

(a)            Subject to the terms of this Agreement and excluding the Retained Liabilities, at the Closing, the Transferee shall assume and agrees to pay, discharge or perform when due, only the following Liabilities (collectively, the “Assumed Liabilities”) and no others:

(i)            any and all Liabilities to the extent relating to or arising out of any ownership, use, operation, maintenance, licensing or commercial practices of the Transferred Assets, in each case, to the extent accruing on or after the Closing Date;

(ii)            any and all Liabilities for which the Transferee or any of its Affiliates expressly has responsibility pursuant to this Agreement or any other Transaction Document;

(iii)        without duplication of payments made by Transferee under the Employee Outsourcing and Transfer Agreement, all Liabilities relating to or arising out of the employment of any Continuing Employee or Transferred Employee on or following the Closing;

(iv)           without duplication of payments made by Transferee under the Employee Outsourcing and Transfer Agreement, all Liabilities related to or arising out of the employment of the Indian Employees (such liabilities described in this proviso, the “Indian Liabilities”); provided that in no event shall the Indian Liabilities exceed $5 million (the “Indian Liabilities Cap”);

(v)            any and all Liabilities arising under the Transferred Contracts (other than the portion of Shared Contracts not required to be assigned, transferred and conveyed to Transferee) to the extent that Transferee receives the rights and benefits of such Transferred Contracts from and after the Closing;

(vi)           all Taxes (including any liability for the payment of Taxes payable by reason of contract, assumption, transferee or successor liability, Treasury Regulation Section 1.1502-6(a) (or any similar provision of, state, local, or foreign law or any predecessor or successor thereof) or otherwise by operation of law) imposed with respect to the Transferred Assets for a Post-Closing Tax Period, allocated, in the case of any Straddle Period, in accordance with Section 6.3; and

(vii)          Transfer Taxes borne by the Transferee pursuant to Section 6.2.

(b)            For the avoidance of doubt, Transferor’s obligations regarding indemnification under Section 9.2(a)(i)-(ii) shall not constitute Assumed Liabilities.

Section 2.7   Bulk Sales Law.  The Transferee and its Affiliates acknowledge that Transferor and its applicable Affiliates have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction.  To the extent permitted by applicable Law, the Transferee hereby waives compliance by Transferor and its applicable Affiliates with the provisions of any “bulk-transfer” Laws of any jurisdiction, in each case that may otherwise be applicable with respect to this Agreement or the transfer of any or all of the Transferred Assets to the Transferee.

Section 2.8   Non-Assignable Assets; Transferred Contracts.

(a)            Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to contribute, assign, transfer or convey any Transferred Asset, and none of Transferor or any of the other Transferring Entities shall be required to contribute, assign, transfer or convey any Transferred Asset if an attempted contribution, assignment, transfer or conveyance thereof in connection with the Transaction or the other transactions contemplated by this Agreement would be prohibited by Law or would, without the approval, authorization or consent of, Filing with, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity (each, an “Approval” and such Transferred Assets, collectively, the “Non-Assignable Assets”), (i) constitute a breach or other contravention in respect thereof or (ii) be ineffective, void or voidable, unless and until such Approval is obtained.

(b)            If any such Approval (other than the Required Approvals and Filings, which shall be governed by Section 5.2) (the “Non-Antitrust Approvals”) is not obtained prior to Closing, the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article VII.

(c)            The Transferor, with the cooperation of Transferee, shall use commercially reasonable efforts prior to the Closing Date and for a period of twelve (12) months following the Closing Date to obtain, or cause to be obtained, any Non-Antitrust Approval required to sell, assign, transfer or convey any Non-Assignable Asset; provided that, notwithstanding anything to the contrary in this Agreement, none of Transferor, the Transferee or their respective Affiliates shall be obligated to pay any amounts or provide other consideration to any third party in connection with obtaining or seeking to obtain any Non-Antitrust Approvals.  If any such Non-Antitrust Approval is not obtained prior to the Closing, from the Closing until the earliest of (i) such time as such Non-Antitrust Approval is obtained, and (ii) with respect to a Transferred Contract, the expiration of the term of such Transferred Contract in accordance with its current term, Transferor will cooperate with the Transferee, and the Transferee will cooperate with Transferor, in any permissible arrangement (including, if applicable, a subcontracting, licensing or transition services arrangement) reasonably acceptable to the parties intended to provide the Transferee, to the fullest extent practicable, the claims, rights, benefits and burdens of any such Non-Assignable Asset.

(d)            In consideration of the foregoing, the Transferee will assume all burdens of, and will promptly pay or discharge when due, any Liability (including any Liability for Taxes for which Transferee would have been liable (and not indemnified pursuant to this Agreement) had the Transferee actually acquired legal ownership of such Non-Assignable Asset on the Closing) arising under or with respect to any such Non-Assignable Asset after the Closing to the extent that Transferee receives the rights and benefits of such Non-Assignable Assets from and after the Closing.  When the requisite Non-Antitrust Approval is obtained, the applicable Transferred Asset will be deemed to have been automatically assigned and transferred to the Transferee on the terms set forth in this Agreement for no additional consideration and without the requirement of any further action of any Person, as of the Closing, except to the extent that the date of such Non-Antitrust Approval is deemed by applicable Law to have occurred on another date, in which case, as of such date.

(e)            Notwithstanding the foregoing, (i) neither Transferor nor its Affiliates shall be required to commence litigation against any customer, licensor or other Contract counterparty and (ii) at least fifteen (15) days prior to the end of any Transferred Contract, Transferor shall notify Transferee and the Parties shall work in good faith to extend or renew any Transferred Contract or to facilitate Transferee entering into a replacement Contract, in each case, in order to avoid disruption to the Mortgage Servicing Platform.

(f)            Subject to Transferor’s obligations under Section 2.8(c), neither Transferor nor any of its Affiliates shall have any Liability whatsoever to the Transferee arising out of or relating to the failure to obtain any Non-Antitrust Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof.  Subject to Transferor’s obligations under Section 2.8(c), the Transferee acknowledges that no representation, warranty, covenant or agreement of Transferor contained herein shall be breached or deemed breached solely as a result of (i) the failure to obtain any Non-Antitrust Approval, (ii) any such termination of a Contract or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Non-Antitrust Approval or any such termination.

(g)            Any Shared Contract shall be assigned, transferred and conveyed to the Transferee only with respect to (and preserving the meaning of) those parts that are exclusively related to the Mortgage Servicing Platform, if so assignable, transferable or conveyable, or appropriately amended prior to, on or after the Closing, so that the Transferee shall be entitled to the rights and benefits of those parts of the Shared Contract that are exclusively related to the Mortgage Servicing Platform and the Transferee shall assume all burdens thereof and the related portion of any Liabilities, and the provisions of Section 2.8(a) through Section 2.8(f) shall apply to such Shared Contract, mutatis mutandis.  With respect to any Transferred Contract with a term that terminates, expires or renews after the end of the Term (as defined in the Transition Services Agreement), the Transferee shall continue to be entitled to the rights and benefits of such Contract (or, in the case of a Shared Contract, those parts thereof that are exclusively related to the Mortgage Servicing Platform) and the Transferee shall continue to assume all burdens, costs and the related Liabilities thereof (or, in the case of a Shared Contract, the portions of the burdens, costs and Liabilities thereof applicable to the conduct of the Mortgage Servicing Platform or the Transferee), until the end of the term of such Contract.

(h)            From and after the Closing, for so long as Transferor or any of the other Transferring Entities hold any Non-Assignable Assets and provide the Transferee any claims, rights and benefits of any such Non-Assignable Assets pursuant to an arrangement described in Section 2.8(c), the Transferee shall indemnify and hold such Transferring Entities and their respective Affiliates harmless from and against all Losses (excluding consequential damages in respect of such Losses (other than in respect of Losses arising from third-party claims)) incurred or asserted as a result of the arrangements established in Section 2.8(c); provided that, in respect of Transferred Contracts and without limiting Transferee’s responsibility for the amount due in respect of Transferee’s portion of such Transferred Contract in the absence of any breach, in no event shall the Transferee be liable for any Liabilities to the extent such Liabilities were incurred due to any action taken by Transferor or any other Transferring Entities without Transferee’s express prior written consent which action results in a breach of any of the terms or conditions of any underlying Transferred Contract requiring Non-Antitrust Approval.

(i)            Without limiting any of the foregoing and for the avoidance of doubt, the transfer or assignment to the Transferee of any Transferred Asset or any part of a Shared Contract that shall require a Non-Antitrust Approval as described above in this Section 2.8 shall be conditioned upon the receipt of such Non-Antitrust Approval.

Section 2.9   Tax Treatment.  For U.S. federal (and applicable state and local) income Tax purposes, subject to Section 2.10 and Section 5.13(a), the Parties intend that the transfer of the Transferred Assets other than the Transferred Tangible Personal Property by the Transferring Entities to the Transferee in exchange for the Equity Consideration shall be treated as a tax-deferred contribution transaction described in Section 721(a) of the Code and the sale of the Transferred Tangible Personal Property by the Transferring Entities to the Transferee in exchange for the Cash Consideration shall be treated as a taxable sale transaction under Section 1001 of the Code, and the Parties shall take such positions on their Tax Returns to the maximum extent permitted by Law.

Section 2.10   Adjustments.

(a)            Prior to the Closing, in the event that Transferee issues Class A-1 Common Units, or the right or option to acquire Class A-1 Common Units representing, in the aggregate, up to five percent (5%) of the issued and outstanding Units in connection with the transaction described on Section 2.10(a) of the Transferee Disclosure Schedule, then at the Closing, the adjustment described on Exhibit F-1 shall occur.

(b)            If, by December 31, 2022 (the “Measurement Date”), the event described on Exhibit F-2 (the “Trigger Event”) has not occurred, then the Transferee shall deliver to Transferor and each other applicable Transferring Entity (as directed by Transferor) instruments validly executed by the Transferee evidencing the issuance of the Consideration Adjustment; provided, that, in the event a Trigger Event occurs and a Dividend has been paid prior to the Measurement Date, then (in addition to the Consideration Adjustment) Transferee shall deliver to the Transferor and each other applicable Transferring Entity (as directed by Transferor) an amount equal to such Person’s proportionate share (based on the Consideration Adjustment delivered to such Person) of such Dividend that would have been paid to such Person if it was delivered its share of the Consideration Adjustment immediately prior to such Dividend; provided, further, that in the event of any Liquidity Event, Transferee shall deliver the Consideration Adjustment immediately prior to the consummation of such Liquidity Event.  For purposes of this Section 2.10(b), (x) the “Consideration Adjustment” means Class A-1 Common Units representing nine percent (9%) of the Equity Consideration (including any additional Class A-1 Common Units issued pursuant to Section 2.10(a)); (y) “Liquidity Event” means (i) a Sale of the Company (as defined in the Fourth Amended and Restated Limited Liability Company Agreement of the Transferee) in which the aggregate proceeds (taking into account any escrows, holdback releases, earnouts and similar payments) to the Transferor or its Affiliates is less than the Base Platform Purchase Price or (ii) an Initial Public Offering (as defined in the Fourth Amended and Restated Limited Liability Company Agreement of the Transferee) in which the aggregate proceeds (including marketable securities) to the Transferor or its Affiliates is less than the Base Platform Purchase Price; and (z) “Dividend” means the payment of any dividend or other distribution to the Members (as defined in the Fourth Amended and Restated Limited Liability Company Agreement of the Transferee) of the Company (other than Tax Distributions (as defined in the Fourth Amended and Restated Limited Liability Company Agreement of the Transferee) made in the ordinary course of business consistent with past practice).  For U.S. federal (and applicable state and local) income Tax purposes, the Parties intend that the Consideration Adjustment (including any adjustment thereto pursuant to this Section 2.10(b)) shall constitute an adjustment to the Equity Consideration, and the Parties shall take such positions on their Tax Returns to the maximum extent permitted by Law. If, between the Closing and the Measurement Date, the outstanding equity interests of the Transferee shall have been increased, decreased, changed into or exchanged for a different number or kind of equity interests or securities solely as a result of a reorganization, recapitalization, reclassification, split or other similar change in capitalization, a proportionate adjustment shall be made to the Consideration Adjustment to give Transferor and the other Transferring Entities the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit the Transferee to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF TRANSFEROR

Except as set forth, subject to Section 10.12, in a corresponding identified section of the Transferor Disclosure Schedules, Transferor, and, solely with respect to Section 3.2, Guarantor, represents and warrants to the Transferee that:

Section 3.1   Organization and Standing.  Transferor is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Each other Transferring Entity is a corporation, partnership or other legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing and in good standing would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Assets or the conduct of the Mortgage Servicing Platform. Each of Transferor and each other Transferring Entity has the requisite corporate power and authority to conduct the Mortgage Servicing Platform as it is presently being conducted and to own, lease or operate the Transferred Assets, except, in each case, where the failure to have such corporate power and authority would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Assets or the conduct of the Mortgage Servicing Platform.

Section 3.2   Authority; Non-Contravention.

(a)            Guarantor and each Transferring Entity has (or, in the case of any Transaction Document to be entered into after the date hereof, will have at the time of execution and delivery by such Transferring Entity) the requisite corporate power and authority to (i) execute and deliver this Agreement and the other Transaction Documents to which it is a party; (ii) perform its respective covenants and obligations hereunder and thereunder; and (iii) consummate the Transaction and the other transactions contemplated by the Transaction Documents, as applicable.  The execution and delivery of this Agreement and the other Transaction Documents by Guarantor, Transferor and each other Transferring Entity that is a party thereto, the performance by Guarantor, Transferor and each other Transferring Entity of their respective covenants and obligations hereunder and thereunder, and the consummation of the Transaction and the other transactions contemplated by the Transaction Documents, have been (or, in the case of any Transaction Document to be entered into after the date hereof, will have been at the time of execution and delivery by such Transferring Entity) duly authorized and approved by the board of directors, or other equivalent governing body, of Guarantor, Transferor and each other Transferring Entity, as applicable, and no other corporate action on the part of Guarantor, Transferor or each other Transferring Entity is (or, in the case of any Transaction Document to be entered into after the date hereof, will be at the time of execution and delivery by such Transferring Entity) necessary to authorize the execution and delivery by Guarantor, Transferor and each other Transferring Entity of this Agreement and the other Transaction Documents, as applicable, the performance by Guarantor, Transferor and each other Transferring Entity of their respective covenants and obligations and the consummation of the Transaction and the other transactions contemplated by the Transaction Documents.  This Agreement and the other Transaction Documents have been (or, in the case of any Transaction Document to be entered into after the date hereof, will have been at the time of execution and delivery by such Transferring Entity) duly executed and delivered by Guarantor, Transferor and each other Transferring Entity that is a party thereto and, assuming the due authorization, execution and delivery by the Transferee, this Agreement constitutes, and the other Transaction Documents when executed will constitute, a legal, valid and binding obligation of Guarantor, Transferor and each other Transferring Entity that is a party thereto, enforceable against Guarantor, Transferor or such other Transferring Entity in accordance with its terms, subject to the Enforceability Exceptions (as defined below).

(b)            The execution and delivery of this Agreement and the other Transaction Documents by Guarantor, Transferor and each other Transferring Entity that is a party thereto, the performance by Guarantor, Transferor and each other Transferring Entity of their respective covenants and obligations hereunder and thereunder, and the consummation of the Transaction and the other transactions contemplated by the Transaction Documents do not and would not reasonably be expected to (i) violate or conflict with any provision of the organizational documents of Guarantor, Transferor or any of the other Transferring Entities; (ii) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by or result in a right of termination or acceleration pursuant to any Contract to which Guarantor, Transferor or any Transferring Entity is a party; (iii) assuming the Governmental Authorizations referred to in Section 3.3 and Section 4.4 are made and obtained, violate or conflict with any Law applicable to Guarantor, Transferor or any Transferring Entity with respect to the Transferred Assets or the conduct of the Mortgage Servicing Platform or by which any Transferred Assets are bound; or (iv) result in the creation or imposition of any Lien on any Transferred Assets (other than Permitted Liens), except in the case of each of clauses (ii), (iii) and (iv) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Assets, taken as a whole, or the conduct of the Mortgage Servicing Platform.

Section 3.3   Governmental Approvals.  Except for (a) compliance with any applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (b) compliance with any applicable requirements under any foreign antitrust, merger control or competition laws as set forth on Section 3.3 of the Transferor Disclosure Schedules, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity is necessary for the execution and delivery of this Agreement and the other Transaction Documents by Transferor and each other Transferring Entity, as applicable, the performance by Transferor and each other Transferring Entity of their respective obligations hereunder and thereunder and the consummation by them of the Transaction or the other transactions contemplated by the Transaction Documents, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Assets, taken as a whole, or the conduct of the Mortgage Servicing Platform or would not reasonably be expected to materially impair or delay the ability of Transferor to consummate the transactions contemplated by this Agreement.

Section 3.4   Title to and Sufficiency of Transferred Assets.

(a)            Except as would not be material to the Transferred Assets, taken as a whole, (i) the Transferring Entities own all right, title and interest in and to all of the Transferred Assets free and clear of all Liens, other than Permitted Liens, and have good and transferable title to all of the Transferred Assets, (ii) no Transferred Asset is owned, exclusively or jointly, by any Person other than the Transferring Entities and (iii) at the Closing, the Transferring Entities will transfer to the Transferee all right, title and interest in and to the Transferred Assets, free and clear of all Liens, other than Permitted Liens.

(b)            (i) Taking into account any assets, properties, rights, titles and interests made available by Transferor and its Affiliates to the Transferee and its Subsidiaries following the Closing pursuant to any Transaction Documents, (ii) assuming all consents, authorizations, assignments, amendments and permits necessary in connection with the consummation of the transactions contemplated by the Transaction Documents have been obtained, and (iii) other than with respect to Overhead and Shared Services, the Transferee will own, hold or have the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) at Closing all of the assets, properties, rights, titles and interests that are used or held for use in and are necessary to operate in all material respects the Mortgage Servicing Platform immediately following the Closing in substantially the same manner as conducted by Transferor and its Subsidiaries as of the date hereof.

(c)            The material tangible property owned, leased or licensed by Transferor or any Transferring Entity or held by Transferor or any Transferring Entity and primarily related to the Mortgage Servicing Platform is in good operating condition and repair consistent with age, normal wear and tear not caused by neglect excepted.

Section 3.5   Material Adverse Effect; Absence of Certain Changes.

(a)            Since January 1, 2021 and through the date of this Agreement, there has not occurred any Change that has had a Material Adverse Effect on the Transferred Assets or the conduct of the Mortgage Servicing Platform.

(b)            Since January 1, 2021 and through the date of this Agreement, Transferor and each Transferring Entity have operated the Mortgage Servicing Platform in the ordinary course of business in all material respects, except as contemplated by this Agreement.

(c)            Since January 1, 2021 and through the date of this Agreement, there has been no: (i) sale, lease, license, transfer or other disposition of any material Transferred Assets, or (ii) purchase, lease or other acquisition of any material Transferred Assets, except, in the case of clauses (i) and (ii), as contemplated by this Agreement.

Section 3.6   Transferor Financial Statements; Undisclosed Liabilities.

(a)            Section 3.6 of the Transferor Disclosure Schedules sets forth (i) a statement of the expenses incurred in the ownership, use, operation, maintenance or licensing of the Transferred Assets, the conduct of the Mortgage Servicing Platform and compensating the Platform Employees for the twelve (12)-month period ended December 31, 2021 and (ii) a statement of the beginning, ending and average loan volumes serviced or subserviced by Guarantor or any of its Subsidiaries using the Transferred Assets for the twelve (12)-month period ended December 31, 2021 (collectively, the “Transferor Financial Statements”).  The Transferor Financial Statements present fairly in all material respects the expenses incurred in the ownership, use, operation, maintenance or licensing of the Transferred Assets, the conduct of the Mortgage Servicing Platform and compensating the Platform Employees and beginning, ending and average loan volumes associated with the Transferred Assets during the periods indicated therein.  The books and records of each Transferring Entity for which the Transferor Financial Statements were derived have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and the Transferor Financial Statements are consistent with such books and records in all material respects.  Since December 31, 2021, there has been no change in the Transferor’s accounting policies or methods of accounting estimates or changes in estimates that are material to the Transferor Financial Statements.

(b)            Neither Transferor nor any other Transferring Entity has any outstanding Indebtedness secured by any Transferred Assets or the conduct of the Mortgage Serving Platform.

(c)            As of the date hereof, Transferor’s most current estimate, based solely on facts and circumstances existing and known to Transferee on the date hereof and assuming the Transferred Assets are operated by Transferor in accordance with Transferor’s business plans for the Transferred Assets as of the date hereof, of the expenses to be incurred by Transferor to own, use, operate, maintain and license the Transferred Assets, to conduct the Mortgage Servicing Platform and to compensate the Platform Employees for the twelve (12)-month period ended December 31, 2022 is set forth on Section 3.6(c) of the Transferor Disclosure Schedules; and such estimate is, based solely on facts and circumstances in existence as of the date hereof, free of manifest error; provided that the foregoing is not, and shall not be construed as, a guarantee or assurance as to the nature or amount of costs or expenses of Transferor or Transferee in any future period in connection with the operation of the Transferred Assets or otherwise.

Section 3.7   Compliance with Laws.

(a)            (i) Transferor and each other Transferring Entity is and since January 1, 2019 have been in compliance with all Laws applicable to the Transferred Assets or the conduct of the Mortgage Serving Platform, and (ii) since January 1, 2019, neither Transferor nor any of the other Transferring Entities has received any written or, to the Knowledge of Transferor, oral notice from any Governmental Entity of any conflict or non-compliance with, or default or violation of, any applicable Laws by which it or any of its properties, assets, rights, employees, business or operations are or were bound or affected, including with respect to the Transferred Assets or the conduct of the Mortgage Servicing Platform, nor, to the Knowledge of Transferor, is Transferor or any other Transferring Entity currently threatened with or under any investigation by a Governmental Entity with respect to, noncompliance with any Laws, except, in each case of clauses (i) and (ii), as has not had, and would not reasonably be expected to be material with respect to the Transferred Assets, taken as a whole, or the conduct of the Mortgage Servicing Platform.

(b)            Except as would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Assets or the conduct of the Mortgage Servicing Platform, since December 1, 2018, none of the Transferring Entities nor any of their respective officers, directors, employees or, to the Knowledge of Transferor, agents or any other Person acting on behalf of any Transferring Entity or any Affiliate thereof, in each case, with respect to the Transferred Assets or the Mortgage Servicing Platform, has provided, attempted to provide, promised, made or accepted, or authorized the provision of anything of value (including payments, meals, entertainment, travel expenses or accommodations, gifts, bribes, payoffs or kickbacks), directly or indirectly, to or from any Person, including a Governmental Official, for the purpose of (i) obtaining or retaining business; (ii) influencing any act or decision of a Governmental Official or other Person in their official capacity; (iii) inducing a Governmental Official or other Person to do or omit to do any act in violation of their lawful duties; (iv) inducing any Governmental Official or other Person to use their influence improperly, including with a Governmental Entity to affect or influence any act or decision, including of a Governmental Entity; (v) directing business to another; or (vi) securing any advantage, in each case, in violation of any Anti-Corruption Laws. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Assets or the conduct of the Mortgage Servicing Platform, since December 1, 2018, none of the Transferring Entities nor any of their respective officers, directors, employees or agents or other Person acting on behalf of such Transferring Entity, with respect to the Transferred Assets or the Mortgage Servicing Platform, has, to the Knowledge of Transferor, been under investigation by any Governmental Entity for (or conducted any internal or government-initiated investigation, made a voluntary, directed, or involuntary disclosure to any Governmental Entity or similar agency, or received any written notice from a Governmental Entity, regarding) any violation of any Anti-Corruption Laws.  To the Knowledge of Transferor, there are no actions, conditions or circumstances pertaining to the Transferring Entities’ or Affiliates’ activities that would reasonably be expected to give rise to any future material Legal Proceedings under any Anti-Corruption Laws with respect to the Transferred Assets or the Mortgage Servicing Platform.  Except as would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Assets or the conduct of the Mortgage Servicing Platform, since December 1, 2018, (i) no Transferring Entity, nor any of their respective officers, directors, employees, nor, to the Knowledge of Transferor, distributors, resellers, consultants, agents or other third parties acting on behalf of any Transferring Entity, with respect to the Transferred Assets or the Mortgage Servicing Platform, used any corporate funds to maintain any off-the-books funds or engaged in any off-the-books transactions nor has any of the before stated parties falsified any documents, and (ii) the Transferring Entities have maintained sufficient internal controls and compliance programs to detect and prevent violations of the Anti-Corruption Laws and ensure its books and records are accurately maintained.

(c)            Except as would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Assets or the conduct of the Mortgage Servicing Platform, since December 1, 2018, each Transferring Entity has conducted all transactions with respect to the Transferred Assets or the Mortgage Servicing Platform in accordance with all applicable import/export and trade sanctions laws and regulations, including those under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120- 130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and all comparable applicable export and import Laws outside the United States for each country where the Transferring Entities operate or maintain the Transferred Assets or the conduct of the Mortgage Servicing Platform (collectively, “Trade Laws”).  There are no material pending or, to the Knowledge of Transferor, threatened claims against any Transferring Entity with respect to such Trade Laws. Since December 1, 2018, none of the Transferring Entities, nor, to the Knowledge of Transferor, any of their respective officers, directors, employees agents or any other Person acting on behalf of any Transferring Entity is or has been (i) a Restricted Person, (ii) has had any presence, directly or indirectly, or organized or located in a country subject to comprehensive sanctions under the Trade Laws (including, without limitation, Cuba, Iran, North Korea, Syria, Venezuela and the Crimea region of Ukraine) (“Sanctioned Countries”), or (iii) engaging in any dealings or transactions with or for the benefit of any Restricted Person or in any Sanctioned Country.

(d)            Except as would not reasonably be expected, individually or in the aggregate, to be material with respect to the Transferred Assets, taken as a whole, or to the conduct of the Mortgage Servicing Platform, (i) the Transferring Entities have all Governmental Authorizations necessary for the ownership and operation of the Transferred Assets or the Mortgage Servicing Platform as presently conducted, and each such Governmental Authorization is in full force and effect or subject to renewal in the ordinary course of business; and (ii) no suspension or cancellation of any such Governmental Authorizations is pending or, to the Knowledge of Transferor, threatened.

Section 3.8   Taxes.

(a)            All material Tax Returns required to be filed with respect to the Transferred Assets or the Mortgage Servicing Platform have been duly and timely filed (taking into account valid extensions); such Tax Returns are true, complete and correct in all material respects and have been prepared in compliance with applicable Law in all material respects; all material Taxes with respect to the Transferred Assets or the Mortgage Servicing Platform (whether or not shown as due on such Tax Returns) have been timely and properly paid to the appropriate Taxing Authority;

(b)            no material Tax Proceeding with respect to the Transferred Assets or the Mortgage Servicing Platform is presently in progress or has been asserted, threatened or proposed in writing;

(c)         there are no Liens for Taxes (other than liens for Taxes, assessments and governmental charges or levies not yet delinquent) on any of the Transferred Assets or the Mortgage Servicing Platform;

(d)            during the last six (6) years, no jurisdiction in which the Transferring Entities or any of their Subsidiaries does not file material Tax Returns with respect to a particular type or category of Tax has made a written claim to the effect that any Transferring Entity or such Subsidiary is or may be required to file such Tax Returns or is or may be subject to material Tax of such type or category in such jurisdiction with respect to the Transferred Assets or the Mortgage Servicing Platform;

(e)            neither the Transferred Assets nor the Mortgage Servicing Platform include any “long-term contract” within the meaning of Section 460 of the Code, and none of the Transferred Assets or the Mortgage Servicing Platform constitutes “tax-exempt bond financed property” or “tax-exempt use property” within the meaning of Section 168 of the Code; and

(f)            the Transferee will not be subject after the Closing, to any limitation under Section 197(f)(9) of the Code on its ability to amortize any portion of the Transferred Assets or the Mortgage Servicing Platform described in Section 197 of the Code.

Section 3.9   Labor Relations; Employees and Employee Benefit Plans.

(a)            Transferor has made available to Transferee a complete and accurate census that sets forth each Platform Employee as of a date that is not more than three (3) Business Days prior to the date hereof and, in each case, to the extent permitted by applicable Law, (i) name or employee identification number; (ii) job title; (iii) employing entity; (iv) work location; (v) current annual salary or hourly wage rate, as applicable; (vi) exempt or non-exempt status; (vii) commission, bonus or other cash incentive-based compensation opportunity; (viii) active or leave status; and (ix) visa status (if applicable).  The Platform Employees are sufficient in number to operate in all material respects the Transferred Assets and the Mortgage Servicing Platform in substantially the same manner as conducted by the Transferring Entities and their Affiliates prior to the Closing.  Each Platform Employee primarily or exclusively devotes his or her working time to performing services to or on behalf of the Transferred Assets and the Mortgage Servicing Platform, and the Transferring Entities and their Affiliates do not employ any individuals who primarily devote their time to performing services on behalf of the Transferred Assets and the Mortgage Servicing Platform who are not listed on Section 3.9(a) of the Transferor Disclosure Schedule.

(b)            Section 3.9(b)(i) of the Transferor Disclosure Schedules sets forth a list of each material Employee Benefit Plan and Section 3.9(b)(ii) of the Transferor Disclosure Schedules separately identifies each Transferred Benefit Plan.  Transferor has made available to the Transferee copies of each material Employee Benefit Plan and of each Transferred Benefit Plan (or, to the extent that no such copy exists, a written description thereof).  In addition, with respect to each Transferred Benefit Plan, Transferor has made available to the Transferee, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent audited financial statements and actuarial valuation reports, and (iii) all other material documents pursuant to which such Transferred Benefit Plan has been established, maintained, funded or administered.

(c)            (i) Each Transferred Benefit Plan and with respect to the Platform Employees each Employee Benefit Plan has been established, maintained, funded, and operated in compliance with its terms and applicable Law in all material respects, (ii) all contributions, reimbursements, and distributions required to be made by applicable Law or by the terms of a Transferred Benefit Plan or with respect to the Platform Employees any Employee Benefit Plan have been timely made or properly accrued and (iii) each Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service as to its qualification.  With respect to each Transferred Benefit Plan, there have been no breaches of fiduciary duty (as determined under ERISA) or prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code) and there are no pending or threatened claims or Legal Proceedings (other than routine claims for benefits).  No Transferred Benefit Plan would subject the Transferee to any Liability under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(d)            No Transferred Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code or provides post-employment health or welfare benefits to any Platform Employee other than as required by Section 4980B of the Code or any similar state or foreign law for which the recipient pays the full cost of coverage, and neither Transferor nor any of its ERISA Affiliates contributes to or is required to contribute to or has any Liability with respect to a “multiemployer plan” within the meaning of Section 3(37) of ERISA or 4001(a)(3) of ERISA with respect to Platform Employees.

(e)            Each Employee Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered with respect to Platform Employees who are U.S. taxpayers in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code.

(f)            Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby could reasonably be expected to, either alone or in combination with any other event (including a termination of employment): (i) entitle any Platform Employee to any increase in severance pay upon a termination of employment or service relationship after the date of this Agreement; or (ii) result in the acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Employee Benefit Plans, in each case, with respect to Platform Employees.

(g)            Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in combination with any other event (including a termination of employment) result in any payments or benefits that, individually or in combination with any other payment or benefit, could constitute the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code.

(h)            There is no contract, agreement, plan or arrangement to which Transferor or any of its Affiliates is bound to provide a gross-up or otherwise reimburse any Platform Employee for excise taxes paid pursuant to Sections 409A or 4999 of the Code.

(i)            Except as set forth on Section 3.9(i) of the Transferor Disclosure Schedules, the Transferring Entities and their Affiliates (with respect to the Transferred Assets, the Mortgage Servicing Platform, and Platform Employees) are neither party to, nor bound by, any collective bargaining agreement or other Contract with any labor union, labor organization, works council or employee representative (each, a “CBA”) or bargaining relationship with any labor union, labor organization, works council or employee representative and no Platform Employees are represented by any labor union, works council or other labor organization with respect to their employment with the Transferring Entities or their Affiliates.  Since January 1, 2019, there have been no actual, or to the Knowledge of Transferor, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling, or other material labor disputes against or affecting the Transferring Entities and their Affiliates (with respect to the Transferred Assets, the Mortgage Servicing Platform, and Platform Employees).  To the Knowledge of Transferor, since January 1, 2019, there have been no labor organizing activities with respect to any Platform Employees.  Since January 1, 2019, no labor union, works council, other labor organization, employee representative or group of Platform Employees has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(j)            The Transferring Entities and their Affiliates (with respect to the Transferred Assets, the Mortgage Servicing Platform, and current and former employees and independent contractors who have provided services to the Transferred Assets and the Mortgage Servicing Platform) are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination and retaliation, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN”)), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, affirmative action, COVID-19, and unemployment insurance.

(k)            Except as would not result in material Liability for the Transferee, the Mortgage Servicing Platform or the Transferred Assets (i) each of the Transferring Entities and their Affiliates has fully and timely paid all wages, salaries, overtime, wage premiums, commissions, overtime, bonuses, severance and termination payments, fees, and other compensation that has come due and payable to their current or former employees and independent contractors who have provided services to the Transferred Assets and the Mortgage Servicing Platform under applicable Laws, Contracts or company policies; and (ii) each individual who is providing or within the past three (3) years has provided services to the Transferred Assets and the Mortgage Servicing Platform and is or was classified or treated as an (A) independent contractor, consultant, leased employee, or other non-employee service provider, or (B) exempt employee, in each case, is and has been properly classified and treated as such for all applicable purposes.

(l)            To the Knowledge of Transferor, since January 1, 2019, no Platform Employee has been accused of sexual harassment or other harassment, sexual misconduct, or discrimination during their employment with the Transferred Entities or their Affiliates.

Section 3.10   Intellectual Property.

(a)            Section 3.10(a) of the Transferor Disclosure Schedules sets forth a true and complete list of all Registered Intellectual Property that are owned by Guarantor or any of its Subsidiaries that are embodied by or included in the Transferred Assets (the “Registered Transferred IP”).  Transferor or a Transferring Entity is the sole and exclusive owner of, and as of immediately after the Closing, the Transferee will be the sole and exclusive owner of, all Transferred IP Rights, in each case free and clear of all Liens other than Permitted Liens.  Except as would not reasonably be expected to be material to the Transferred Assets, taken as a whole, (i) each item of Registered Transferred IP is subsisting, and, to the Knowledge of Transferor, not invalid or unenforceable, and (ii) Transferor and the Transferring Entities are current in the payment of all registration, maintenance and renewal fees with respect to each item of Registered Transferred IP (except for such Registered Transferred IP that has expired, lapsed or been abandoned in the ordinary course of business or in the reasonable business judgement of Transferor).

(b)            Except as would not reasonably be expected to be material to the Transferred Assets, taken as a whole, (i) none of the Transferred IP Rights are subject to any Judgment adversely affecting the use thereof or rights thereto by Guarantor or its Subsidiaries; (ii) there is no Legal Proceeding pending against Guarantor or its Subsidiaries concerning the use, ownership, validity, registrability or enforceability of any Transferred IP Rights; and (iii) all Persons (including employees) that have, at the request or direction of Guarantor or any of its Subsidiaries, contributed to the development of any Software or Intellectual Property Rights embodied by or used in any Transferred Software, or necessary for the operation of any of the Transferred Software, have assigned (including by operation of law) to a Transferring Entity ownership of all right, title and interest in and to such Software or Intellectual Property.  Except as would not reasonably be expected to be material to the Transferred Assets, taken as a whole, (i) neither Guarantor nor any of its Subsidiaries has made within the three (3)-year period prior to the date of this Agreement any written allegation against a third party of any infringement or misappropriation, or other violation of any Transferred IP Rights, and, to the Knowledge of Transferor, there is no basis for any such allegation, and (ii) neither Guarantor nor its Subsidiaries has received any written notice within the three (3)-year period prior to the date of this Agreement alleging that any of the operation of the Mortgage Servicing Platform or any use of the Transferred Software infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property Rights of any other Person, and, to the Knowledge of Transferor, there is no basis for any such allegation.

(c)            The Transferred IP Rights constitute all of the Intellectual Property Rights owned by Guarantor or its Subsidiaries that are embodied by or in any of the Transferred Software or used in or held for use in the Transferred Software or the operation of the Mortgage Servicing Platform as conducted as of the date of this Agreement in all material respects.

(d)            Except as would not reasonably be expected to be material to the Transferred Assets, taken as a whole, each Transferring Entity has taken commercially reasonable steps to protect material Trade Secrets included in the Transferred IP Rights (except for any Transferred IP Rights whose value would not reasonably be expected to be impaired in any material respect by disclosure) and, to the Knowledge of Transferor, there has been no unauthorized access to or disclosure of any such material Trade Secrets.

(e)            No Transferring Entity nor, to the Knowledge of Transferor, any other Person acting on any of their behalves, has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or deposited or agreed to deposit with any escrow agent or other Person, any source code of the Transferred Software, other than disclosures to Representatives bound by reasonable confidentiality obligations, solely for the purpose of enabling such Representatives to provide related services to a Transferring Entity.

(f)            Except as would not reasonably be expected to be material to the Transferred Assets, taken as a whole, no Transferring Entity has combined Transferred Software with, or made use of, any Open Source Software and distributed, made available or otherwise used such Software (in combined or used form) such that any Transferred Software is or would become subject to the terms of the license under which such Open Source Software is licensed that require the disclosure or distribution to any Person or the public of any portion of the source code for such Transferred Core Platform Software.  Guarantor and each of its Subsidiaries, and each Person acting on any of their behalves, has complied in all material respects with the terms and conditions of all relevant licenses for Open Source Software, including all requirements pertaining to attribution and copyright notices.

(g)            The Transferred Software operates and performs in accordance with all applicable Laws in all material respects.  The Transferred Software is free of any malicious Software, including viruses, worms, trojan horses, bugs, faults or other devices, errors or contaminants that may be used to gain access to, alter, delete, destroy or disable any of the Transferred Software or which may in other ways cause material damage to such Transferred Software.

(h)            To the Knowledge of Transferor, in the past three (3) years, there have been no material failures of the Transferred Software to perform in accordance with applicable Laws.

Section 3.11   Legal Proceedings.  (a) There are no, and since January 1, 2019 there have been no, Legal Proceedings pending or, to the Knowledge of Transferor, threatened against Guarantor or any of its Subsidiaries with respect to the Transferred Assets, Assumed Liabilities, Platform Employees or the Mortgage Servicing Platform and (b) to the Knowledge of Transferor, there is no investigation or other proceeding pending or threatened against any Guarantor or any of its Subsidiaries with respect thereto, except, in the case of clauses (a) and (b), as has not been, and would not reasonably be expected, individually or in the aggregate, to be, material with respect to the Transferred Assets or the Mortgage Serving Platform.

Section 3.12   Securities Act.  The Equity Consideration is being acquired by Transferor for investment only and not with a view to any public distribution thereof.  Transferor has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Equity Consideration and is capable of bearing the economic risks of such investment.

Section 3.13    Contracts.

(a)            Section 3.13 of the Transferor Disclosure Schedules sets forth all of the following Contracts currently in effect, to which the Guarantor or any of its Subsidiaries is a party (collectively, the “Material Contracts”):

(i)            any Contract that primarily relates to the Transferred Assets, Assumed Liabilities or the conduct of the Mortgage Servicing Platform, that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Transferor or any Transferring Entity will have any material outstanding obligation after the date of this Agreement;

(ii)              any Contract for the employment of any Platform Employee providing for annual compensation in excess of $100,000;

(iii)            the top ten (10) Contracts of the Mortgage Servicing Platform, measured by the dollar amount of expenses incurred by Guarantor or any of its Subsidiaries in connection with the use, operation or maintenance of the Transferred Assets or the conduct of the Mortgage Servicing Platform for fiscal year 2021;

(iv)           any material Contract granting to Guarantor or any of its Subsidiaries any license or other similar right to use any Intellectual Property embodied by or in, or used in or held for use in, any Transferred Software or the operation of the Mortgage Servicing Platform as conducted as of the date of this Agreement, except for (A) licenses of Open Source Software or (B) non-exclusive licenses of commercially-available Software;

(v)             any Contract restricting the use of any Transferred IP Rights or regarding the settlement of any dispute regarding the ownership, use, validity, enforceability or registrability of any Transferred IP Rights;

(vi)            any Contract granting to any Person the right to use any Transferred Software or Transferred IP Rights, except for Contracts entered into in the ordinary course of business; and

(vii)       any Contract containing a provision that materially restricts the conduct of the Mortgage Servicing Platform from competing in any line of business with any Person or in any geographical area or offering or selling any service to any Person.

(b)            True, correct and complete copies of each Material Contract have been provided or made available to the Transferee.  Each Material Contract is valid and binding on the applicable Transferring Entity and, to the Knowledge of Transferor, the other parties thereto and is enforceable in accordance with its terms against such Transferring Entity and, to the Knowledge of Transferor, the other parties thereto (subject to the Enforceability Exceptions).  Since December 31, 2019, no Transferring Entity has received, directly or indirectly, any notice of any condition which (with or without the lapse of time or the giving of notice, or both) would (i) cause any breach or default under any Material Contract, (ii) give any Person the right to declare a default under any Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any grant or rights or other obligation under any Material Contract or (iv) give any Person the right to cancel, terminate or modify any Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, except, in each case, as would not have a Material Adverse Effect with respect to the Mortgage Servicing Platform.

Section 3.14   Brokers’ and Finders’ Fees.  No broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from the Transferring Entities in connection with the Transaction, this Agreement or any other Transaction Document, in each case for which the Transferee would be responsible.

Section 3.15   No Other Transferor Representations and Warranties.  The Transferee has conducted its own independent investigation, review and analysis of the Transferred Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Transferor for such purpose.  In entering into this Agreement, the Transferee acknowledges that the Transferee has relied solely on the aforementioned investigation, review and analysis and not on any factual representations or opinions of Transferor, the other Transferring Entities or their respective Affiliates or Representatives (except the representations and warranties of Transferor expressly set forth in this Article III or the certificate delivered pursuant to Section 7.2(d)).  The Transferee (on behalf of itself and its Affiliates and Representatives) further acknowledges and agrees that none of Transferor, the other Transferring Entities, their respective Affiliates or Representatives or any other Person shall have or be subject to any Liability to the Transferee, its Affiliates or Representatives or any other Person relating to any information provided or made available to the foregoing Persons in connection with the transactions contemplated by this Agreement and the other Transaction Documents, including any information, documents or materials made available, whether orally or in writing, during any site visit or in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions or in any other form in connection with the transactions contemplated by this Agreement and the other Transaction Documents.  The Transferee (on behalf of itself and its Affiliates and Representatives) further acknowledges that no Representative of Transferor, the other Transferring Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement (or the certificate delivered pursuant to Section 7.2(d)) and subject to the limited remedies herein provided.  The Transferee (on behalf of itself and its Affiliates and Representatives) further acknowledges that, should the Closing occur, the Transferee shall acquire the Transferred Assets without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.  The Parties acknowledge and agree that nothing in this Section 3.15 shall affect or limit any claim for Fraud.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE TRANSFEREE

Except as set forth, subject to Section 10.12, in a corresponding identified section of the Transferee Disclosure Schedules, the Transferee represents and warrants to Transferor that:

Section 4.1   Organization and Standing.

(a)            The Transferee is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Transferee has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties, assets and rights, except where the failure to have such power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee.  The Transferee is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee.

(b)            The Transferee has made available to Transferor true, correct and complete copies of the Transferee Organizational Documents, each as amended to the date hereof.  The Transferee is not in violation of any material provision of the Transferee Organizational Documents.

(c)            Each of the Subsidiaries of the Transferee is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization.  Each of the Subsidiaries of the Transferee has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee.  Each of the Subsidiaries of the Transferee is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee.

Section 4.2   Capitalization.

(a)            Units.  As of February 10, 2022 (the “Capitalization Date”), there were 711,802 Class A-1 Common Units issued and outstanding, 18,361 Class A-2 Common Units issued and outstanding, 59,991 Class B Common Units issued and outstanding, and 54,794 Class C Common Units issued and outstanding (collectively, “Units”).  All issued and outstanding Units are duly authorized, and validly issued and free of any preemptive or similar rights and were issued in compliance with all applicable securities Laws.  Section 4.2(a) of the Transferee Disclosure Schedules sets forth a true and correct list of the record and beneficial owners of the Units (including the class and number held) and all other equity and voting interests in the Transferee (describing the terms thereof) as of the Capitalization Date.

(b)            Transferee Class A-1 Common Units.  The Class A-1 Common Units to be acquired by Transferor hereunder are duly authorized and validly issued and free of any preemptive or similar rights and issued in compliance with all applicable securities Laws.  The Class A-1 Common Units to be acquired by Transferor hereunder have the terms and conditions and entitle the holders thereof to the rights set forth in the Transferee Organizational Documents and are free of restrictions on transfer other than restrictions (i) on transfer under applicable state and federal securities Laws and Liens created by or imposed by Transferor and (ii) set forth in the Amended LLC Agreement.

(c)            Transferee Securities.  Except as set forth in this Section 4.2, as of the Capitalization Date, there are (i) no issued and outstanding Units of, or other equity or voting interest in, the Transferee; (ii) no outstanding securities of the Transferee or any of its Subsidiaries convertible into or exchangeable or exercisable for Units of, or other equity or voting interest (including voting debt) in, the Transferee; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Transferee or any of its Subsidiaries, or that obligate the Transferee or any of its Subsidiaries to issue, any Units of, or other equity or voting interest in, or any securities convertible into or exchangeable or exercisable for Units of, or other equity or voting interest (including voting debt) in, the Transferee; (iv) no obligations of the Transferee or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any Units of, or other equity or voting interest (including any voting debt) in, the Transferee; and (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Units of, or other securities or ownership interests in, the Transferee (the items in clauses (i), (ii), (iii), (iv) and (v), collectively, the “Transferee Securities”).

(d)            Other Rights.  There are no (i) voting trusts, proxies or similar arrangements or understandings to which the Transferee or any of its Subsidiaries is a party or by which the Transferee or any of its Subsidiaries is bound with respect to the voting of any Units of, or other equity or voting interest in, the Transferee; (ii) obligations or binding commitments of any character to which the Transferee or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any Units of, or other equity or voting interest in, the Transferee or (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Transferee Securities; or (iii) other obligations by the Transferee or any of its Subsidiaries to make any payments based on the price or value of any Transferee Securities.  Neither the Transferee nor any of its Subsidiaries is a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Transferee Securities.  There are no accrued and unpaid dividends with respect to any outstanding Units.

Section 4.3   Authority; Non-Contravention.

(a)            The Transferee has (or, in the case of any Transaction Document to be entered into after the date hereof, will have at the time of such execution and delivery by the Transferee) the requisite corporate power and authority to (i) execute and deliver this Agreement and the other Transaction Documents; (ii) perform its covenants and obligations hereunder and thereunder; and (iii) consummate the Transaction and the other transactions contemplated by the Transaction Documents.  The execution and delivery of this Agreement and the other Transaction Documents by the Transferee, the performance by the Transferee of its covenants and obligations hereunder and thereunder, and the consummation of the Transaction and the other transactions contemplated by the Transaction Documents, have been (or, in the case of any Transaction Document to be entered into after the date hereof, will have been at the time of such execution and delivery by the Transferee) duly authorized and approved by the Board of Directors of the Transferee, and no other corporate action on the part of the Transferee is (or, in the case of any Transaction Document to be entered into after the date hereof, will be at the time of such execution and delivery by the Transferee) necessary to authorize the execution and delivery by the Transferee of this Agreement and the other Transaction Documents, the performance by the Transferee of its covenants and obligations and the consummation of the Transaction and the other transactions contemplated by the Transaction Documents.  This Agreement and the other Transaction Documents have been (or, in the case of any Transaction Document to be entered into after the date hereof, will have been at the time of such execution and delivery by the Transferee) duly executed and delivered by the Transferee and, assuming the due authorization, execution and delivery by Transferor and each other Transferring Entity that is a party thereto, as applicable, constitute legal, valid and binding obligations of the Transferee, enforceable against the Transferee in accordance with their terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

(b)            The execution and delivery of this Agreement and the other Transaction Documents by the Transferee, the performance by the Transferee of its covenants and obligations hereunder and thereunder, and the consummation of the Transaction and the other transactions contemplated by the Transaction Documents do not and would not reasonably be expected to (i) violate or conflict with any provision of the Transferee Organizational Documents; (ii) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Contract to which the Transferee or any of its Subsidiaries is a party; (iii) assuming the Governmental Authorizations referred to in Section 3.3 and Section 4.4 are made and obtained, violate or conflict with any Law applicable to the Transferee or any of its Subsidiaries or by which any of their properties or assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Transferee or any of its Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee.

Section 4.4   Governmental Approvals.  Except for (a) compliance with any applicable requirements under the HSR Act and (b) compliance with any applicable requirements under any foreign antitrust, merger control or competition laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity is necessary for the execution and delivery of this Agreement and the other Transaction Documents by the Transferee, the performance by the Transferee of its obligations hereunder and thereunder and the consummation by the Transferee of the Transaction or the other transactions contemplated by the Transaction Documents, other than such consents, approvals, filings, licenses, permits, authorizations, declarations or registrations the failure of which to obtain, make or give, would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect with respect to the Transferee.

Section 4.5   Transferee Financial Statements; Undisclosed Liabilities.

(a)            Section 4.5(a) of the Transferee Disclosure Schedules sets forth the audited consolidated financial statements of the Transferee as of December 31, 2020 (the “Reference Date”) and the related consolidated balance sheet, statement of operations, statement of members’ equity and statement of cash flows for the twelve (12)-month period then ended (the “Transferee Financial Statements”).  The Transferee Financial Statements have been prepared in all material respects based upon information contained in the Transferee’s and its Subsidiaries’ books and records and in accordance with GAAP applied consistently during the period covered thereby, and present fairly in all material respects the consolidated financial condition, results of operations and cash flows of the Transferee as of the dates and during the periods indicated therein.  Since the Reference Date, there has been no change in the Transferee’s accounting policies or methods of making accounting estimates or changes in estimates that are material to the Transferee Financial Statements.  Each of the Transferee and the Transferee’s Subsidiaries maintains, and since the Reference Date has maintained, books, records and accounts that accurately and fairly reflect in all material respects the transactions and dispositions of assets of the Transferee and the Transferee’s Subsidiaries.

(b)            Other than the execution and delivery of this Agreement, since the Reference Date, the Transferee has operated its business in the ordinary course in all material respects.

(c)            Neither the Transferee nor any Subsidiary of the Transferee has any obligations or Liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a balance sheet (or disclosed in the accompanying footnotes thereto), except (i) those disclosed in the Transferee Financial Statements, (ii) those incurred in the ordinary course of business since the Reference Balance Sheet Date (none of which relates to any breach of Contract, tort, infringement or violation of Law), (iii) for the performance of Contracts to which the Transferee is a party or is bound, (iv) Liabilities that are not, and would not reasonably be expected to be material to Transferor or (v) Liabilities that have been (or will be) prior to the Closing discharged.

(d)            As of the date of this Agreement, the Transferee and the Transferee’s Subsidiaries have no Indebtedness, other than the Credit Agreement.

(e)            The statements set forth on Section 4.5(e) of the Transferee Disclosure Schedules are true and correct in all respects.

Section 4.6   Compliance with Laws.

(a)            Since January 1, 2019, the Transferee and each of its Subsidiaries has been in compliance with all Laws that are applicable to the Transferee and its Subsidiaries or to the conduct of the business or operations of the Transferee and its Subsidiaries, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee, and since, January 1, 2019, neither the Transferee nor any of its Subsidiaries has received any written or, to the Knowledge of the Transferee, oral notice of any conflict or non-compliance with, or default or violation of, any applicable Laws by which it or any of its properties, assets, rights, employees, business or operations are or were bound or affected, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee, (i) the Transferee and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect or subject to renewal in the ordinary course of business; (ii) the Transferee and its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since January 1, 2019, (A) neither the Transferee nor any of its Subsidiaries has received written notice, or, to the Knowledge of the Transferee, oral notice from any Governmental Entity alleging any conflict with or breach of any such Governmental Authorization which remains unresolved and (B) no suspension or cancellation of any of the Governmental Authorizations is pending or, to the Knowledge of the Transferee, threatened.

(b)            Since January 1, 2019, the Transferee, each of its Subsidiaries, each of its and their respective directors and officers, and to the Transferee’s Knowledge, each of its and their respective employees, and agents, and all other Persons acting on its or their behalf, in each case in their capacity as such, is and has been in material compliance with Anti-Corruption Laws.  Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Transferee and its Subsidiaries, taken as a whole, since January 1, 2019, none of the Transferee, any of its Subsidiaries, any of its or their respective officers or directors, or to the Transferee’s Knowledge, each of its and their respective agents, employees or other Persons acting on their behalf, in each case in their capacity as such, has, directly or indirectly, (i) been charged with or convicted of violating any Anti-Corruption Laws; (ii) received any written notice, request or citation, or been made aware in writing of any allegation, investigation (formal or informal), inquiry, action, charge or other Legal Proceeding with regard to a potential violation of any Anti-Corruption Law; (iii) established or maintained any unrecorded or improperly recorded fund of corporate monies or other properties or assets or made any false entries on any books of account or other record for any purpose in violation of any Anti-Corruption Laws; (iv) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to Government Officials or government employees in violation of any Anti-Corruption Laws; (v) made, offered or authorized any unlawful payment, or other thing of value, to a Government Official in violation of any Anti-Corruption Laws; or (vi) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of any Anti-Corruption Laws.

(c)            Since January 1, 2019, none of the Transferee, its Subsidiaries, or any of their respective officers, directors, employees, agents, nor any other Person acting on its or their behalf, has violated, in any material respect, an applicable Law relating to economic or trade sanctions Laws, export, reexport, transfer, and import control Laws, or antiboycott Laws administered or enforced by a Governmental Entity, including the Trade Laws.  Since January 1, 2019, neither the Transferee, nor any of its Subsidiaries has (i) received from any Governmental Entity any written or, to the Transferee’s Knowledge, oral notice, inquiry, or internal or external allegation related to Trade Laws; (ii) made any voluntary or involuntary disclosure to a Governmental Entity related to Trade Laws; or (iii) conducted any material internal investigation concerning any actual or potential violation or wrongdoing related to the Trade Laws.  None of the Transferee, its Subsidiaries, or, to the Transferee’s Knowledge, any of their respective officers, directors, employees, agents, nor any other Person acting on their behalf, is a Person (A) that is organized, located or resident in a country or territory with which dealings are broadly prohibited under comprehensive U.S. sanctions (currently, the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria); (B) with whom dealings are restricted or prohibited by, or are sanctionable under, any applicable economic or trade sanctions Law; (C) engaged in any unlawful transaction, directly or, knowingly, indirectly, with any Person who is the target of any economic or trade sanctions Law; or (D) that is owned or controlled, directly or indirectly, by any Person identified in clauses (A), (B), or (C).

Section 4.7   Taxes.

(a)            The Transferee and each of its Subsidiaries have duly and timely filed (taking into account valid extensions) all federal income and other material Tax Returns required to be filed by them and each such Tax Return is true, correct and complete in all material respects, and the Transferee and each of its Subsidiaries have timely and properly paid and remitted all material Taxes (whether or not shown as due on any such Tax Return) that are required to be paid or remitted by any of them (including any Taxes required to be withheld or collected in connection with any amounts paid or owing to any Person);

(b)            the Transferee Financial Statements reflect adequate accruals and reserves (excluding any accrual or reserve for deferred Taxes) for all material Taxes payable by the Transferee and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such Transferee Financial Statements, and through the Closing Date as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Transferee and its Subsidiaries;

(c)            no material Tax Proceeding with respect to Tax Returns or Taxes of the Transferee or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing;

(d)            the Transferee and each of its Subsidiaries has complied in all material respects with all Laws relating to the withholding, collection and remittance of withholding Taxes and withholding Tax information reporting (including payment and reporting obligations under Section 1446 of the Code);

(e)            no deficiency or proposed adjustment which has not been fully paid or resolved for any material amount of Tax has been asserted or assessed in writing by any Taxing Authority against the Transferee or any of its Subsidiaries, including any deficiency or proposed adjustment asserted or assessed pursuant to the Partnership Tax Audit Rules;

(f)            neither of the Transferee nor any of its Subsidiaries has consented to extend or waive the time in which any material Tax may be assessed or collected by any Taxing Authority or in which any material Tax Return may be filed, other than any ordinary course extension in connection with the filing of any Tax Return, which extension is still in effect, and no request for any such waiver or extension is currently pending;

(g)            there are no Liens for Taxes (other than liens for Taxes, assessments and governmental charges or levies not yet delinquent) on any of the assets of the Transferee or any of its Subsidiaries;

(h)            during the last six (6) years, no jurisdiction in which the Transferee or any of its Subsidiaries does not file Tax Returns with respect to a particular type or category of Tax has made a written claim to the effect that the Transferee or such Subsidiary is or may be required to file such Tax Returns or is or may be subject to Tax of such type or category in such jurisdiction;

(i)            neither the Transferee nor any of its Subsidiaries (i) is a party to or bound by or has any obligation under, any Tax allocation, sharing, indemnity or similar agreement or arrangement (other than pursuant to any customary commercial agreement entered into in the ordinary course of business and not primarily concerning Taxes); (ii) is a member of any affiliated, consolidated, combined, unitary, group relief, aggregate or other group for Tax purposes; (iii) has any liability for any material Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or other applicable Law, as transferee or successor, by contract or otherwise; (iv) is subject to (A) any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or other written agreement with a Taxing Authority regarding Taxes or Tax matters; or (B) any private letter ruling of the Internal Revenue Service or comparable ruling of any other Taxing Authority; or (v) is the beneficiary of any Tax holidays, concessions, incentives, rebates or similar arrangements or agreements with any Taxing Authority;

(j)            neither the Transferee nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non‑U.S. Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or prior to the Closing Date, including pursuant to Section 451(b) of the Code; or (iv) prepaid amount received or deferred revenue recognized on or prior to the Closing Date;

(k)            neither the Transferee nor any of its Subsidiaries has made an election under Section 965(h) of the Code, nor will any of them be obligated to pay any Taxes after the Closing Date as a result of the application of Section 965 of the Code;

(l)            (i) the Transferee and each of its Subsidiaries that is classified as a partnership for U.S. federal income Tax purposes have, or will have for its taxable year in which the Closing Date occurs, a valid election in effect pursuant to Section 754 of the Code; (ii) neither the Transferee nor any of its Subsidiaries has made any election under Section 1101(g)(4) of the Bipartisan Budget Act of 2015; and (iii) neither the Transferee nor any of its Subsidiaries that is classified as a partnership for U.S. federal income Tax purposes has failed to make any election that was available to be made by it under Section 6226 of the Code (or any corresponding or similar provision of state, local or other Tax Law);

(m)            neither the Transferee nor any of its Subsidiaries that is classified as a partnership for U.S. federal income Tax purposes is subject, and the Transferor will not be subject after the Closing, to any limitation under Section 197(f)(9) of the Code on its ability to amortize any intangible asset of the Transferee or such Subsidiary described in Section 197 of the Code;

(n)            the Transferee and each of its Subsidiaries are and have always been resident for Tax purposes only in the jurisdiction in which they are organized and the Transferee and each of its Subsidiaries are not and have never been subject to Tax in any jurisdiction other than their respective jurisdictions of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in such jurisdictions;

(o)            (i) the Transferee is, and has been at all times, treated and properly classified as a domestic partnership for U.S. federal and applicable state and local income Tax purposes, and (ii) Section 4.7(o) of the Transferee Disclosure Schedules sets forth the jurisdiction of organization and classification for U.S. federal income Tax purposes of each Subsidiary of the Transferee;

(p)            none of the Subsidiaries of the Transferee is and each has not been within the time period specified in Section 897(c)(1A)(ii) of the Code a “United States real property holding corporation” within the meaning of Section 897 of the Code and the Treasury Regulations promulgated thereunder; and

(q)            none of the Transferee or any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011‑4(b)(2) (or any similar provision of state, local or non-U.S. Law).

Section 4.8   Employees.  Except as would not result in a Material Adverse Effect, neither the Transferee nor any of its Subsidiaries maintains, sponsors or contributes to or is obligated to maintain, sponsor or contribute to (i) any plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, (ii) any plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, or (iii) a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA.  Except as would not result in a Material Adverse Effect, neither the Transferee nor any of its Subsidiaries provides, or is obligated to provide, retiree or other post-termination medical or life insurance benefits, except as required by Law.

Section 4.9 Intellectual Property.  Except as would not have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee, (i) to the Knowledge of the Transferee, the Transferee owns or possesses or can acquire on commercially reasonable terms sufficient legal rights to all Intellectual Property Rights needed for the operation of the Transferee’s business without any known conflict with, or infringement of, the rights of others; and (ii) none of the Transferee or any of its Subsidiaries has received in the past three (3) years any written notice alleging that the Transferee or any of its Subsidiaries has violated or, by conducting its business, would violate any of the Intellectual Property Rights of any other Person and the Transferee is not aware that such notice is likely to be forthcoming.

Section 4.10   Legal Proceedings.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee, there are no Legal Proceedings pending or, to the Knowledge of the Transferee, threatened against the Transferee or any of its Subsidiaries.

Section 4.11  Related Party Transactions.  Except for compensation and other employment arrangements with officers and employees of the Transferee entered into in the ordinary course of business consistent with past practice, there are no Contracts, transactions, arrangements or understandings between the Transferee or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer but not including any wholly owned Subsidiary) thereof, or any equityholder that, together with its Affiliates, beneficially owns five percent (5%) or more of any class of Units of the Transferee, on the other hand.

Section 4.12   Brokers’ and Finders’ Fees.  No broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from the Transferee in connection with the Transaction, this Agreement or any other Transaction Documents, in each case for which the Transferee would be responsible.

Section 4.13   Solvency.  Immediately after giving effect to the transactions contemplated by this Agreement and the other Transaction Documents, the Transferee and its Subsidiaries, on a consolidated basis, will be Solvent.  No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents, with the intent to hinder, delay or defraud either present or future creditors of the Transferee or any of its Subsidiaries, nor do the transactions contemplated by this Agreement and the other Transaction Documents constitute a fraudulent transfer or conveyance, or otherwise constitute an avoidable transfer under federal bankruptcy or applicable state Laws.  Neither the Transferee nor any of its Subsidiaries is contemplating the commencement of insolvency proceedings of any character, including, without limitation, bankruptcy, reorganization, liquidation or consolidation proceedings or the appointment of a receiver, liquidator, conservator, trustee or similar official in respect of the Transferee, any of its Subsidiaries, or any of its or their assets, and no such insolvency proceedings is pending, or, to the Knowledge of the Transferee, threatened.

Section 4.14   No Other Transferee Representations and Warranties.  Transferor has conducted its own independent investigation, review and analysis of the Transferee, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Transferee for such purpose.  In entering into this Agreement, Transferor acknowledges that Transferor has relied solely on the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Transferee or its Affiliates or Representatives (except the representations and warranties of the Transferee expressly set forth in this Section 4.14 or the certificate delivered pursuant to Section 7.3(d)).  Transferor (on behalf of itself and its Affiliates and Representatives) further acknowledges and agrees that none of the Transferee or its Affiliates or Representatives or any other Person shall have or be subject to any Liability to Transferor, its Affiliates or Representatives or any other Person relating to any information provided or made available to the foregoing Persons in connection with the transactions contemplated by this Agreement and the other Transaction Documents, including any information, documents or materials made available, whether orally or in writing, during any site visit or in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions or in any other form in connection with the transactions contemplated by this Agreement and the other Transaction Documents.  Transferor (on behalf of itself and its Affiliates and Representatives) further acknowledges that no Representative of the Transferee or its Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement (or the certificate delivered pursuant to Section 7.3(d)) and subject to the limited remedies herein provided.  The Parties acknowledge and agree that nothing in this Section 4.14 shall affect or limit any claim for Fraud.

ARTICLE V
COVENANTS

Section 5.1   Publicity.  The Transferee and Transferor shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement or the Transaction and shall not issue any such press release or make any such public statement without the other Party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), except (a) as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice or consultation as is feasible), (b) such public statements principally directed to employees, suppliers, customers, partners or vendors that reconvey previous press releases or public statements issued in accordance with this Agreement, and (c) the Transferee and its Affiliates may make disclosures to its or their respective current or prospective investors in connection with the Transferee and its Affiliates’ customary fundraising, marketing or informational or reporting activities, in each case, subject to customary confidentiality arrangements.

Section 5.2   Governmental Approvals.

(a)            Each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or reasonably advisable under any applicable Law to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from, and provide, or cause to be provided, all notices to, all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement (the “Required Approvals and Filings”).  Each Party shall cooperate fully with the other Party and its Affiliates in promptly seeking to obtain or provide all such consents, notices authorizations, orders and approvals.  The Parties shall not take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, notices, authorizations, waiting period terminations, orders and approvals.  In furtherance and not in limitation of the foregoing, the Transferee and Transferor shall, and shall cause their respective Affiliates to, file, as promptly as practicable, but in any event no later than five (5) Business Days after the date of this Agreement, notifications under the HSR Act, and the Transferee and Transferor shall, and shall cause their respective Affiliates to, file as promptly as practicable any other Filings under applicable foreign antitrust, merger control or competition laws, but in any event, any initial draft notifications of any other Filings shall be submitted no later than ten (10) Business Days after the date of this Agreement.  Each Party agrees to make an appropriate response as promptly as practicable to the appropriate Governmental Entity to any request for any additional information and documentary material that may be made by any such Governmental Entity, including pursuant to the HSR Act, in connection with such Required Approvals and Filings, as applicable.  Notwithstanding this Section 5.2(a) or any other provision of this Agreement to the contrary, (i) in no event shall the Transferee have any obligation to (A) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of the Transferee, its Subsidiaries or Affiliates or (B) otherwise take or commit to take any actions that would limit the freedom of the Transferee or its Affiliates, with respect to, or their ability to retain or operate, the Transferred Assets or the Mortgage Servicing Platform, if, in the case of each of clauses (A) or (B), any such action would reasonably be expected to, individually or in the aggregate, have a material adverse impact, individually or in the aggregate, on the Transferred Assets, taken as a whole, or the conduct of the Mortgage Servicing Platform, and (ii) none of the Transferee, Transferor or any of their respective Affiliates shall be obligated to take or agree or commit to take any action that is not conditioned on the Closing or relates to any Excluded Assets.  Other than with respect to the Transferred Assets, neither Transferor nor any of its Affiliates shall be required to be the licensing, selling, divesting, leasing, transferring, disposing or encumbering party under any such agreements unless required by the relevant Governmental Entity or applicable Law, and, in any case, shall have no direct or indirect obligation or Liability in respect of any such agreements, transactions or relationships, including any indemnification obligations, for which Transferor and its Affiliates are not fully indemnified by the Transferee.  The fees associated with any appropriate filings made pursuant to the HSR Act shall be paid by the Transferee. To the extent not prohibited by applicable Law, the Transferee and Transferor shall each keep the other apprised of the status of matters relating to the completion of the Transaction and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity.  To the extent not prohibited by applicable Law and subject to the Confidentiality Agreement and Section 5.4, all analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals (in each case, whether written or oral) made by or on behalf of either Party before any Governmental Entity or the staff or regulators of any Governmental Entity in connection with the Required Approvals and Filings in connection with the transactions contemplated hereunder shall be disclosed to the other Party in advance of any filing, submission or attendance with sufficient time to permit the other Party to review and discuss in advance, and the Parties will promptly consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals (in each case, whether written or oral).

(b)            To the extent not prohibited by applicable Law and subject to the Confidentiality Agreement and Section 5.4, each Party shall give prior written notice to the other Party with respect to any meeting, discussion, appearance or contact with any Governmental Entity or the staff or regulators of any Governmental Entity in connection with the Required Approvals and Filings, with such notice being sufficient to provide the other Party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.  No Party shall participate in any meeting with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, or make oral submissions at meetings or in telephone or other conversations, unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.  To the extent not prohibited by applicable Law and subject to the Confidentiality Agreement and Section 5.4, each Party shall furnish the other Party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity or other such Person.  The Transferee and Transferor may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under this Agreement as “outside counsel/corporate in-house counsel only.”  Such designated materials, and the information contained therein, shall be given only to the outside legal counsel and corporate in-house counsel of the recipient involved in the transactions contemplated by this Agreement and shall not be disclosed by such outside counsel and corporate in-house counsel to employees (other than corporate in-house counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Transferee or Transferor, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Transferred Assets or any other businesses of the Transferee or Transferor, as applicable, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

Section 5.3   Conduct of Business.

(a)            Transferor covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (w) as otherwise expressly required by this Agreement, (x) as required by Law or any actions reasonably taken, or omitted, in response to COVID-19 or COVID-19 Measures (provided that Transferor shall keep the Transferee reasonably informed of such actions taken, or omitted, in response to COVID-19 or COVID-19 Measures), (y) as disclosed in Section 5.3(a) of the Transferor Disclosure Schedules or (z) as otherwise consented to in writing by the Transferee (which consent shall not be unreasonably withheld, conditioned or delayed), Transferor shall not, and shall cause its applicable Affiliates not to, solely with respect to the Transferred Assets, the Assumed Liabilities, the Mortgage Servicing Platform or the Platform Employees, as applicable:

(i)            fail to operate the Transferred Assets or conduct the Mortgage Servicing Platform in the ordinary course of business consistent with past practice in all material respects;

(ii)            fail to use commercially reasonable efforts to preserve intact the goodwill associated with the Transferred Assets and the Mortgage Servicing Platform;

(iii)        (A) sell, transfer or dispose (including, in the case of Intellectual Property, by failing to maintain, prosecute or protect) of assets that would have been included in the Transferred Assets, (B) purchase, lease or other acquisition of any Transferred Assets, other than in the ordinary course of business; provided that in the case of the foregoing clause (B), only to the extent such purchase, lease or other acquisition does not result in the Transferee or its Subsidiaries incurring any Liabilities, or (C) voluntarily permit any Transferred Assets to become subject to a Lien other than a Permitted Lien;

(iv)          commence, settle, resolve or waive any pending or threatened Legal Proceeding or rights of material value relating to the Transferred Assets or the Mortgage Servicing Platform;

(v)            enter into any Contract pursuant to which Transferor or any of its Affiliates grants or agrees to grant to any third party any right to use or otherwise practice or exploit any Transferred IP Rights, except for non-exclusive licenses granted in the ordinary course of business consistent with past practices;

(vi)            other than in the ordinary course of business, enter into, amend or terminate any Contract primarily related to the Transferred Assets or the Mortgage Servicing Platform;

(vii)          except for any actions (i) as may be required under any Employee Benefit Plan or (ii) that apply uniformly to similarly situated employees of Transferor and its Affiliates who are not and would not be Platform Employees, (a) increase any compensation or benefits for any individual who is or would be a Platform Employee other than a base salary increase not exceeding 3.5% in the ordinary course of business and consistent with past practice, (b) adopt, enter into or materially amend any Transferred Benefit Plan or any Employee Benefit Plan as it relates to any individual who is or would be a Platform Employee, (c) grant, promise or pay any equity or equity-based award or bonus to any Platform Employee, (d) accelerate the vesting, payment or funding of any compensation or benefits under any Employee Benefit Plan or otherwise for any Platform Employee, (e) hire, engage or terminate (other than for cause) any individual who is or would be a Platform Employee and whose annual base compensation would exceed $100,000, except to replace any Platform Employee as of the date hereof who resigns or is terminated consistent with this clause (e) of Section 5.3(a)(vii), (f) transfer, reassign, or modify the duties and responsibilities of any employee of Transferor or its Affiliates such that the employee (A) no longer qualifies as a Platform Employee or (B) becomes a Platform Employee; or (g) modify, extend, terminate or enter into any CBA, or (h) recognize or certify any labor union, labor organization, works council, employee representative or group of employees as the bargaining representative for any Platform Employees;

(viii)        make any change to its accounting methods, principles or practices, except as may be required by applicable Law;

(ix)            create, incur, assume or otherwise be liable for any Indebtedness secured by the Transferred Assets or the Mortgage Servicing Platform; or

(x)             agree, or enter into any agreement, to do any of the foregoing.

(b)            The Transferee covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (w) as otherwise expressly required by this Agreement, (x) as required by Law or any actions reasonably taken, or omitted, in response to COVID-19 or COVID-19 Measures (provided that the Transferee shall keep Transferor reasonably informed of such actions taken, or omitted, in response to COVID-19 or COVID-19 Measures), (y) as disclosed in Section 5.3(b) of the Transferee Disclosure Schedules or (z) as otherwise consented to in writing by Transferor (which consent shall not be unreasonably withheld, conditioned or delayed), the Transferee shall not, and shall cause its Subsidiaries or applicable Affiliates not to:

(i)            fail to conduct the business of the Transferee and its Subsidiaries in the ordinary course of business consistent with past practice in all material respects;

(ii)        fail to use commercially reasonable efforts to preserve intact the Transferee’s business organization and preserve the goodwill associated with the business of the Transferee and its Subsidiaries;

(iii)         (A) amend the Transferee Organizational Documents, (B) adjust, split, reverse split, combine, subdivide or reclassify the outstanding equity interests of the Transferee or its Subsidiaries or (C) authorize, declare, set aside, pay or set a record date for any dividend or distribution on, or directly or indirectly redeem, repurchase or otherwise acquire, any equity interests of the Transferee or any of its Subsidiaries or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any equity interest of the Transferee or any of its Subsidiaries to any Person, other than (x) between any Subsidiary of the Transferee to the Transferee or any other Subsidiary of the Transferee or (y) repurchases of compensatory equity awards from employees of Transferee and its Subsidiaries in the ordinary course of business in connection with a separation from service and in accordance with the terms of such awards;

(iv)            (A) make, change or revoke any material Tax election; (B) adopt or change any annual Tax accounting period; (C) adopt or change any material method of Tax accounting; (D) file any material amended Tax Return; (E) enter into any “closing agreement” with any Taxing Authority; (F) seek any private letter ruling or similar Tax ruling from any Taxing Authority; (G) surrender any right or claim to a refund of any Taxes; (H) settle, compromise or otherwise dispose of any material Tax Proceeding; (I) prepare or file any material Tax Return other than on a basis consistent with past practice (except to the extent required by a change in applicable Tax Law); (J) request, obtain or otherwise avail itself of an extension of time in which to file any material Tax Return or pay any material Taxes, other than any ordinary course extension in connection with the filing of any Tax Return; or (K) consent to any extension or waiver of the statute of limitations period applicable to any material Tax Proceeding;

(v)            dissolve, merge or consolidate with any other Person (except with respect to entities that are dormant as of the date hereof);

(vi)      auth orize for issuance, issue, sell, grant or deliver Units, or other equity or voting interest in, or the option or right to acquire any of the forgoing, of Transferee or any of its Subsidiaries other than (A) any grant, promise or payment of any equity or equity-based awards to any employee of the Transferee or its Subsidiaries in the ordinary course of business and (B) Units or other equity or voting interests, or the option or right to acquire any of the foregoing, issued by Transferee or any of its Subsidiaries at fair market value (as reasonably determined by Transferee) as consideration for any acquisition of assets or securities of another business or Person (including by way of merger) so long as Transferee consults with Transferor regarding the material terms of such acquisition and provides Transferor reasonably requested information related thereto;

(vii)            (A) make any acquisition of any assets (other than inventory in the ordinary course of business) or securities of another business or Person (including by way of merger), or (B) sell, transfer or dispose of material assets (except in the ordinary course of business), unless, in each case of clause (A) and (B), Transferee consults with Transferor regarding such acquisition, investment, sale, transfer or disposition, as applicable, and provides Transferor reasonably requested information related thereto; or

(viii)            agree, or enter into any agreement, to do any of the foregoing.

Section 5.4 Confidentiality.  Each Party acknowledges that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference in their entirety and shall survive the Closing.  Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Transferred Assets and the Assumed Liabilities; provided, however, that the Transferee acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Transferor or any of its Affiliates or Representatives, concerning Transferor or any of its Affiliates (other than solely with respect to the Transferred Assets and the Assumed Liabilities) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement.

Section 5.5   Litigation Support.  In the event that and for so long as either Party or any of its Affiliates is prosecuting, contesting or defending any Legal Proceeding by or against a third party (excluding, for the avoidance of doubt, the other Party or its Affiliates) in connection with the Transaction, any of the other transactions contemplated under this Agreement or the Transaction Documents, or the Transferred Assets or the Assumed Liabilities, the other Party shall, and shall cause its Representatives to, use commercially reasonable efforts to cooperate with such Party and its Affiliates and their counsel in such prosecution, contest or defense, including providing access to information as may be reasonably necessary in connection with such prosecution, contest or defense.

Section 5.6   Exclusivity.  From and after the date hereof through the earlier of (a) termination of this Agreement in accordance with Section 8.1 and (b) the Closing, Transferor, the other Transferring Entities and any of their respective Affiliates shall not, and shall use reasonable best efforts to cause its Representatives not to, initiate, continue, engage in or knowingly encourage discussions or negotiations with, enter into any letter of intent, binding term sheet, purchase agreement, merger agreement or other similar agreement with or provide any information to, any Person (other than the Transferee and its Affiliates and Representatives) concerning any sale of all the Transferred Assets or the Mortgage Servicing Platform or any similar transaction involving all or a material portion of the Transferred Assets or the Mortgage Servicing Platform (“Acquisition Proposal”).  Notwithstanding the foregoing, this Section 5.6 shall not apply to or limit transactions relating to a change in control of, sale of substantially all of the assets of or other business combination involving Transferor or substantially all of the operations of Transferor.

Section 5.7   Non-Solicitation of Employees.

(a)            From and after the Closing Date until the one (1) year anniversary of the end of the Term (as defined in the Transition Services Agreement), without the prior written consent of Transferor, as to any employee of Transferor or any of its Affiliates primarily engaged in activities relating to computer systems, computer programs, networks, hardware, software, software engines, electronic databases or websites used to process, store, maintain and operate data, information and control systems owned or used by Transferor or any of its Affiliates, other than a Platform Employee, the Transferee and its Subsidiaries agree not to, directly or indirectly, solicit for hire, engage or hire any such employee; provided that the Transferee shall not be precluded from soliciting, engaging or hiring any such individual (i) pursuant to a general solicitation for employment not targeted to any such employee, (ii) who has voluntarily left the employ of the applicable Transferring Entity at least six (6) months prior to such solicitation, engagement or hiring or (iii) whose employment was terminated such Transferring Entity at least three (3) months prior to such solicitation, engagement or hiring.

Section 5.8   Misallocated Assets and Liabilities.

(a)            Subject to Section 2.8, if, at any time after the Closing Date, any rights, benefits, assets or Liabilities held by the Transferee or any of its Affiliates is ultimately determined to be an Excluded Asset or a Retained Liability, (i) the Transferee shall promptly return or transfer and convey (without further consideration) to Transferor or the appropriate Affiliate of Transferor such Excluded Asset or Retained Liability, as applicable; (ii) Transferor and the Transferee shall, and shall cause their appropriate Affiliates to, execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect the transfer of such Excluded Asset or Retained Liability, as applicable, back to Transferor or its appropriate Affiliate, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date; and (iii) except as otherwise required by applicable Law, the Parties shall treat for all applicable Tax purposes such Excluded Asset or Retained Liability as not having been transferred to the Transferee at the Closing.

(b)            Subject to Section 2.8, if, at any time after the Closing Date, any rights, benefits, assets or Liabilities held by Transferor or its Affiliates is ultimately determined to be a Transferred Asset or an Assumed Liability (as applicable, the “Misallocated Asset or Liability”), (i) the holder of such Misallocated Asset or Liability shall be deemed to be a Transferring Entity and promptly execute the Assignment Agreement; (ii) Transferor shall promptly return or transfer and convey (without further consideration) to the Transferee or the appropriate Affiliate of Transferee such Misallocated Asset or Liability; (iii) Transferor and the Transferee shall, and shall cause their appropriate Affiliates to, execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect the transfer of such Misallocated Asset or Liability to the Transferee, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date; and (iv) except as otherwise required by applicable Law, the Parties shall treat for all applicable Tax purposes such Misallocated Asset or Liability as having been transferred to the Transferee at the Closing.

Section 5.9   Employment and Benefit Arrangements.

(a)            The Parties shall cooperate between the date hereof and the Closing Date to take the actions set forth in Exhibit D.

(b)            Except as otherwise provided in this Agreement with respect to Indian Employees, the Transferee shall offer, or cause its applicable Affiliates to offer, no later than twenty (20) Business Days prior to the last day of the term of the Employee Outsourcing and Transfer Agreement (the “Employee Transfer Date”), employment to each Platform Employee, such offers to be effective as of the Employee Transfer Date.  Offers pursuant to this Section 5.9 shall (i) be for a comparable position at the same or a nearby geographic work location, in each case, to those as of the Employee Transfer Date, (ii) be sufficient to avoid statutory, contractual, common Law or other severance obligations, and (iii) otherwise comply in all respects with applicable Law (including with respect to compensation and benefits) and with the terms required by this Section 5.9.  With respect to any Platform Employee to whom the Transferee or one of its Affiliates is required to make an offer of employment pursuant to this Section 5.9 who, as of the Employee Transfer Date, is on approved leave of absence (other than vacation or other short-term leave) from work with Transferor or its Affiliate (each, an “Inactive Employee”), the Transferee’s offer shall be for employment on the earliest practicable date following the return of such individual to work with Transferor or its Affiliate and otherwise on terms and conditions consistent with this Section 5.9; provided that such employee returns to work within 180 days following the Employee Transfer Date or such later time as required by applicable Law (in the case of any Inactive Employee who becomes a Continuing Employee following the Employee Transfer Date, references in this Section 5.9 to the Employee Transfer Date shall be deemed to refer to the day prior to the date on which such individual becomes a Continuing Employee, except where the context clearly implies otherwise).  Each Platform Employee who is employed by Transferor or its Affiliate as of immediately prior to the Closing is referred to herein as a “Continuing Employee”; provided that for any applicable period(s) referenced herein on or after the Employee Transfer Date, a Continuing Employee must also be a Transferred Employee.  Any Continuing Employee who accepts an offer of employment from Transferee or its Affiliates and actually commences employment with Transferee or its Affiliates on the Employee Transfer Date is referred to herein as a “Transferred Employee.”

(c)            During the period commencing at the Closing and ending on the date that is twelve (12) months after the Employee Transfer Date (or, if earlier, the date of termination of the applicable Continuing Employee) (the “Continuation Period”), each Continuing Employee shall be provided with (i) an annual base salary or an hourly wage rate, as applicable, that is not less than that provided to such Continuing Employee immediately prior to the Closing, (ii) a target annual equity incentive compensation opportunity (or target annual long-term cash incentive opportunity in lieu of such target annual equity incentive compensation opportunity) that is not less than that provided to such Continuing Employee immediately prior to the Closing, (iii) other compensation opportunities (including target annual cash bonus opportunities) that are, in the aggregate, no less favorable than those provided to such Continuing Employee immediately prior to the Closing, and (iv) employee benefits (other than any equity-based, retiree welfare, defined benefit pension and nonqualified deferred compensation benefits) that are comparable in the aggregate to those provided to similarly situated employees of the Transferee.  With respect to any Continuing Employee whose employment is terminated without cause by the applicable employer entity during the Continuation Period, such Continuing Employee shall receive cash severance benefits that are no less favorable than the greater of (x) those severance benefits applicable to such Continuing Employee as of immediately prior to the Closing Date as disclosed in Section 5.9(c) of the Transferor Disclosure Schedules and (y) those provided under the Transferee’s severance plan, program, policy or practice (whether contractual or otherwise) on the date of such Continuing Employee’s termination.  The compensation and benefits contemplated by this Section 5.9(c) shall be provided to the Continuing Employees (1) during the period from the Closing through the Employee Transfer Date, by Transferor or its applicable Affiliate, subject to reimbursement by the Transferee pursuant to the Employee Outsourcing and Transfer Agreement and (2) during the period from the Employee Transfer Date through the end of the Continuation Period, by the Transferee or its applicable Affiliate.

(d)            With respect to any employee benefit plan, program, arrangement, agreement, policy or commitment sponsored or maintained by the Transferee, in which any Continuing Employee participates on or after the Employee Transfer Date and in the plan year in which the Employee Transfer Date occurs, the Transferee shall and shall cause its Subsidiaries to use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, except to the extent such pre-existing conditions, exclusions or waiting periods applied under the similar plan in effect immediately prior to the Employee Transfer Date; and (ii) provide each such Continuing Employee with credit for any copayments and deductibles paid (to the same extent such credit was given for the year under the similar plan in effect immediately prior to the Closing) in satisfying any applicable deductible or out-of-pocket requirements.  The Transferee shall recognize all continuous service of the Continuing Employee with Transferor and its Affiliates for all purposes, including eligibility to participate, vesting credit and for entitlement to paid time off and severance benefits (but excluding benefit accrual under a final average pay defined benefit pension plan or an equity or equity-based plan, program or arrangement), under any benefit plan, program, arrangement, agreement, policy or commitment in which the Continuing Employee is eligible to participate as of the Employee Transfer Date to the same extent in all material respects and for the same purposes provided under the comparable Employee Benefit Plan; provided that the foregoing shall not apply to the extent it would result in a duplication of benefits or compensation for the same period of service.

(e)             Effective at the Employee Transfer Date, the Transferee shall make available a tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Transferee 401(k) Plan”) for the benefit of Continuing Employees who, as of immediately prior to the Employee Transfer Date, were eligible to participate in a tax-qualified defined contribution plan maintained by Transferor or its Affiliates (collectively, the “Transferor 401(k) Plans”).  As soon as practicable after the Employee Transfer Date, the Transferor 401(k) Plans shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions available to Continuing Employees, and the Transferee 401(k) Plan shall accept any such distribution (including loans) as a rollover contribution if so directed by the Continuing Employee.

(f)            With respect to each Continuing Employee, the Transferee will or will cause its applicable Subsidiary to recognize and credit each Continuing Employee for any accrued but unused paid time off to the extent such accrued but unused paid time off is accrued for on the balance sheets of the Transferor provided to the Transferee, and the Transferee (or its applicable Subsidiary) shall allow each such Continuing Employee to use such paid time off in accordance with the terms of the Transferee’s (or its applicable Subsidiary’s) policies or programs.  In the event that applicable law requires Transferor or its applicable Affiliate to make a payment to a Continuing Employee for such accrued, unused paid time off due to the termination of such Continuing Employee’s employment with Transferor or its applicable Affiliate in connection with the transactions contemplated by this Agreement, the Transferee shall reimburse Transferor or its applicable Affiliate for such payment (but shall not, for the avoidance of doubt, be required to recognize and credit or assume the underlying paid time off).

(g)            Except to the extent specifically assumed by the Transferee pursuant to this Section 5.9, the Employee Outsourcing and Transfer Agreement or the Local Transfer Agreement, the Transferor and its Affiliates shall retain the sponsorship of, and all Liabilities at any time arising under, pursuant to or in connection with any Employee Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement at any time maintained, sponsored or contributed to by Transferor or any Transferring Entity or any of their Affiliates or with respect to which Transferor or any Transferring Entity or any of their Affiliates has any Liability (in all cases, other than Transferred Benefit Plans), and the Transferee shall assume all liabilities and obligations in respect of the Transferred Benefit Plans.

(h)            Effective as of the Employee Transfer Date, the Transferee shall (i) assume, and become solely liable to satisfy all obligations with respect to, each long-term cash incentive award (each, a “Cash Award”) that is outstanding and held by a Continuing Employee as of the Employee Transfer Date and (ii) replace each award of restricted stock units relating to shares of Guarantor common stock (each, a “Guarantor RSU Award”) that is outstanding and held by a Continuing Employee as of immediately prior to the Employee Transfer Date, by granting to the Continuing Employee an equivalent cash-based award (a “Replacement Award”) with a value equal to the product of (1) the number of shares of Guarantor common stock underlying the Guarantor RSU Award as of immediately prior to the Employee Transfer Date by (2) the closing price of a share of Guarantor common stock on the last trading day immediately preceding the Employee Transfer Date.  Except as otherwise provided in this Section 5.9(h), each Cash Award and each Replacement Award shall continue to have, and shall be subject to, substantially the same vesting and forfeiture terms and conditions as applied to the corresponding Cash Award or Guarantor RSU Award, as applicable, as of immediately prior to the Employee Transfer Date.

(i)            On or immediately prior to the Employee Transfer Date, the Transferee shall cause its applicable local Subsidiary in India to (i) issue offer letters of employment to the Indian Employees, (ii) inform the Indian Employees that, as of the Employee Transfer Date, their employment, for all purposes, shall be with the Transferee’s applicable local Subsidiary in India and (iii) take all other actions required to effectuate the transfer of the Indian Employees to the Transferee’s applicable local Subsidiary in India as of the Employee Transfer Date, pursuant to applicable Law and the terms set forth in this Agreement and the Employee Outsourcing and Transfer Agreement.  The Transferee and Transferor agree that the Indian Employees shall, to the maximum extent possible and consistent with applicable Law and the terms set forth in this Agreement, transfer the Indian Employees to the Transferee’s applicable local Subsidiary in India without triggering the right of such employees to separation pay, or the occurrence of any other obligation or liability on behalf of the Transferee or Transferor that is not otherwise contemplated by this Agreement.  The Transferee shall ensure that from and after the Employee Transfer Date, the Indian Employees shall be the employees of the Transferee’s applicable local Subsidiary in India (as the employer) and there shall be no interruption or break in the Indian Employees’ service, and Transferor shall take such actions necessary to ensure that the accumulations as of the Employee Transfer Date, if any, in respect of any employee benefit in respect of the Indian Employees that are capable of being transferred, are transferred by Transferor to the Transferee’s account, including to the provident fund and leave encashment (“Transferee India Employee Benefits”).  For purposes of making contributions to the Transferee India Employee Benefits and for determination of the Indian Employees’ entitlement to the Transferee India Employee Benefits, in each case following the Employee Transfer Date, the Transferee shall take into consideration and provide credit to the Indian Employees for their period of service with Transferor and its Affiliates.  During the period commencing at the Employee Transfer Date and ending on the date which is twelve (12) months from the Employee Transfer Date, the Transferee shall, or shall cause its applicable Subsidiary, to provide each Indian Employee continued employment with (A) an annual base salary or an hourly wage rate, as applicable, and annual cash incentive compensation opportunity, in each case, that is not less than that provided to such Indian Employee immediately prior to the Employee Transfer Date, (B) other compensation opportunities and employee benefits, that are, in the aggregate, substantially comparable to those provided to such Indian Employee immediately prior to the Employee Transfer Date, and (C) any other compensation and benefits required by Law and reasonably necessary to effectuate the transfer of employment contemplated by this paragraph.

(j)            The provisions of this Section 5.9 are not intended to, and shall not, (i) be treated as an establishment, amendment or other modification of any Employee Benefit Plan or any other benefit or compensation plan, program, Contract, policy, agreement or arrangement of the Transferee or any of its Affiliates or, (ii) confer upon any Persons not a Party, including, without limitation, any Continuing Employee, any rights or remedies, including to continued employment or to any particular term of condition of employment or any third-party beneficiary rights or remedies or (iii) limit the ability of the Transferee or any of its Affiliates to modify, amend or terminate any benefit or compensation plans, programs, policies, Contracts, agreements or arrangements.

Section 5.10   Overhead and Shared Services.  The Transferee acknowledges, on behalf of itself and its Subsidiaries, that (i) the Mortgage Servicing Platform as presently conducted receives or benefits from Overhead and Shared Services furnished by Guarantor or its Affiliates, and (ii) effective as of the Closing, the sole obligations of Guarantor and its Affiliates with respect to the provision of any Overhead and Shared Services to the Mortgage Servicing Platform shall be as set forth in the Transition Services Agreement.

Section 5.11   Access.  From the date hereof until the Closing or the earlier termination of this Agreement, except as determined by Transferor in good faith (i) to be necessary to ensure compliance with any applicable Laws or (ii) to reasonably be expected to waive the attorney-client privilege, other legal privilege or violate any contractual confidentiality obligations (provided that, upon the Transferee’s written request, Transferor shall use commercially reasonable efforts to obtain the consent of any Person necessary to permit disclosure of any information subject to such contractual confidentiality obligations and otherwise make appropriate alternative disclosure arrangements in a manner that would not reasonably be expected to violate such Laws, waive such privilege or violate such obligations), Transferor shall give and shall cause the other Transferring Entities to give the Transferee and its Representatives, upon reasonable advance written notice, reasonable access, during normal business hours, to the assets, properties, books, records and agreements of the Transferring Entities to the extent relating to the Transferred Assets, and Transferor shall, and shall cause the other Transferring Entities to, permit the Transferee and its Representatives to make such inspections as the Transferee may reasonably require and to furnish the Transferee and its Representatives during such period with all such information relating to the Mortgage Servicing Platform and the Transferred Assets as the Transferee may from time to time reasonably request; provided, however, that none of the Transferring Entities shall be required to (x) make available medical records, workers compensation records, the results of any drug testing or other sensitive or personal information if doing so could reasonably be expected to result in a violation of applicable Law or (y) provide any Tax Returns or other books and records related to Taxes; provided, further, that any such access shall not unreasonably interfere with the normal operations of the Transferring Entities.  All of such information will be treated as confidential information pursuant to the terms of the Confidentiality Agreement.  Notwithstanding anything to the contrary in this Agreement, the Transferring Entities shall not be required to make available personnel records relating to any Person’s individual performance, evaluation records, medical records, workers compensation records, the results of any drug testing or other sensitive or personal information if doing so would reasonably be expected to result in a violation of applicable Law.

Section 5.12   Further Assurances.  Each Party hereto shall execute and deliver after the Closing such further certificates, agreements and other documents and take such other actions as any other Party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and to consummate or implement the Transaction or the other transactions contemplated herein.

Section 5.13   Transferred Software; License to Guarantor.

(a)          General.  Effective as of the Closing, except as otherwise permitted by this Section 5.13 or as provided in another Transaction Document, Guarantor and its Subsidiaries shall not Commercialize or otherwise use, reproduce, distribute, modify, create derivative works of, or retain copies of, any Transferred Software or Shared Software.  As of the Closing, Guarantor and its Subsidiaries may retain one or more copies of the Support Software and the Customer Experience Software, for use as permitted by this Section 5.13.  Without limiting the scope of the Transferred Software and Transferred IP Rights included in the Transferred Assets, the Parties acknowledge and agree that (i) the Transferred Software may include discrete Software components or elements that originated from or were adapted from Software created by Guarantor or its Subsidiaries prior to the Closing (“Guarantor Original Software”), and (ii) (A) discrete Software components or elements that are non-material to the functionality provided by, and that do not comprise, implement or use any material functionality provided by, the Transferred Core Platform Software, (B) Guarantor Original Software, and (C) derivatives of the foregoing clauses (A) and (B), are being used by Guarantor and its Subsidiaries in their Software and products other than the Mortgage Servicing Platform (the foregoing sub-clauses (A), (B) and (C), collectively, the “Shared Software”).  For clarity, to the extent any Shared Software is included in any of the Transferred Software, such Shared Software is deemed to be Transferred Software, and the Guarantor and its Subsidiaries shall retain copies of the Shared Software, subject to the license set forth in Section 5.13(b)(iii).

(b)            License Grant.  Effective as of the Closing and subject to the provisions of this Section 5.13, Transferee hereby grants to Guarantor and its Subsidiaries (the “Guarantor Licensees”) a worldwide, perpetual, irrevocable, sublicensable (only in accordance with Section 5.13(f)), transferrable (only in accordance with Section 5.13(g)), non-exclusive, fully paid-up and royalty-free license under Transferee’s rights in and to the Transferred IP Rights as of immediately after the Closing as follows:

(i)            under the Transferred IP Rights embodied by or in the Customer Experience Software to (A)  reproduce, modify or create derivative works of the Customer Experience Software, (B) use internally (or have hosted for internal use) the Customer Experience Software (and any derivative works thereof created by Guarantor Licensees pursuant to the foregoing clause (A)), (C) Commercialize the Customer Experience Software (and any derivative works thereof created by Guarantor Licensees pursuant to the foregoing clause (A)) for any purpose other than in connection with any Excluded Use, or (D) Commercialize the Customer Experience Software (and any derivative works thereof created by Guarantor Licensees pursuant to the foregoing clause (A)) for the provision of services by Guarantor or any of its Subsidiaries with respect to performing and non-performing mortgage loans, but only to the extent that such loans are being serviced or subserviced by Guarantor or any of its Subsidiaries;

(ii)            under the Transferred IP Rights embodied by or in the Support Software to use, copy, distribute, disclose, make, modify, create derivative works of, improve, display, Commercialize, and otherwise exploit in any manner the Support Software other than in connection with any Excluded Use; and

(iii)            under the Transferred IP Rights solely to the extent embodied by or in any Retained Technology or Shared Software to use, reproduce, distribute, disclose, make, modify, create derivative works of, improve, display, Commercialize, and otherwise exploit in any manner the Retained Technology or Shared Software, as applicable, in each case other than for any Excluded Use.

(c)              Transfer of Licenses.  Except as provided in Section 5.13(f), the licenses granted in Section 5.13(b) are personal and may not be assigned, assumed or transferred, in whole or in part, except in connection, or as a result of a merger, acquisition, restructuring, reorganization, or change of control of Guarantor or the sale or other disposition of a business unit or assets to which the licenses in Section 5.13(b) (or part thereof) relate.  For clarity, in the event the Guarantor sells a business unit or assets to which the licenses in Section 5.13(b) relates, Guarantor may retain the license granted in Section 5.13(b) with respect to its retained businesses and assign the license granted in Section 5.13(b) to the purchaser of the divested business unit or assets with respect to the divested business unit or assets.

(d)              Limitations.  All rights and licenses granted to Guarantor and its Subsidiaries under this Section 5.13 are granted “as is” and without any representation or warranty of any kind.  Except for the transfer of the Transferred Software to Transferee at Closing and except as provided in another Transaction Document, neither Guarantor nor Transferee and their respective subsidiaries shall have an obligation to provide to the other (i) any maintenance or support services, bug fixes, updates or improvements with respect to any Transferred Software following the Closing, and (ii) any Software developed by such party following the Closing (regardless of whether such developed Software may link to, or otherwise be used in connection with, the Transferred Software).

(e)               Subsidiaries.

(i)            Any rights or licenses granted hereunder extend to Guarantor’s Subsidiaries but only for so long as such entity is a Subsidiary of Guarantor and accordingly the license to such entity shall automatically terminate without any further action required by any Person upon such entity ceasing to be a Subsidiary of Guarantor, except in the case of a Spin-Out of such entity as provided in Section 5.13(e)(ii).  Guarantor shall cause each Subsidiary to comply with the terms and conditions of this Agreement with respect thereto.

(ii)            In the event of a transaction or series of related transactions in which (A) an entity ceases to be a Subsidiary of Guarantor, or (B) Guarantor sells or divests a business unit or assets to which the licenses in Section 5.13(b) (or part thereof) relate (such transaction in clause (A) or clause (B), a “Spin‑Out”), such spun-out entity may retain (by way of a sublicense), and the acquiror of such business unit or assets of Guarantor will receive (in whole or in part), any licenses granted or sublicensed to such entity or business unit hereunder, provided that such spun-out entity agrees in writing to be bound by the terms and conditions of this Agreement with respect thereto (with Transferee being a third-party beneficiary thereof), and the license retained by the spun-out entity shall be limited to its applicable then-current businesses.

(f)              Licenses Irrevocable.  The licenses granted in Section 5.13(b) are non-terminable and irrevocable, and the Transferee’s and its and Affiliates’ sole remedy after the Closing for breach by the Guarantor or any of its Subsidiaries of the license will be for the Transferee to bring a claim to recover damages and to seek appropriate equitable relief but not termination of the license granted to Guarantor hereunder.

(g)              Sublicensing.

(i)            The Guarantor Licensees may grant sublicenses to their customers to permit them to use (in executable code form only) any Customer Experience Software that is made available to such customers as permitted by the licenses granted in Section 5.13(b), which sublicenses shall be granted pursuant to an industry-standard, executable code only, nonexclusive license, in each case consistent with and subject to Section 5.13(b).

(ii)            The Guarantor Licensees may freely sublicense to any Person the license granted in Section 5.13(b)(ii) with respect to Support Software and Section 5.13(b)(iii) with respect to Retained Technology; provided that the Guarantor Licensees comply with (and cause their sublicensees to comply with) Section 5.13(h).

(h)              Confidentiality.  Each of the Guarantor Licensees shall treat any source code and any other material Trade Secrets or confidential information that embodies, or is, Transferred IP Rights, in the same manner, and with the same degree of care, that the Transferor treats its own like confidential information and Trade Secrets, but in no event with less than reasonable care.  Each Guarantor Licensee shall not disclose such source code and other Trade Secrets or confidential information to any Person, except as permitted by the licenses granted to it in this Section 5.13 (and not otherwise prohibited by this Section 5.13) and then only in connection with the disclosure of the Guarantor’s own confidential information or Trade Secrets of at least comparable importance and value and on the same terms; provided that, except for Non-Material Source Code otherwise disclosed in accordance with this Section 5.13, in no event, shall the Guarantor Licensees distribute or make available to any Person any source code for the Transferred Core Platform Software or Customer Experience Software (in each case, including any such source code that is contained in any Shared Software or Retained Technology).  “Non-Material Source Code” means source code for discrete Software components or elements used in the Transferred Core Platform Software that are non-material to the functionality provided by, and that do not comprise, implement or use any material functionality provided by, the Transferred Core Platform Software.

(i)            Bankruptcy Rights.  All rights and licenses granted to the Guarantor Licensees, are, for purposes of Section 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”), licenses of “intellectual property rights” within the scope of Section 101 of the Bankruptcy Code.  Transferee acknowledges that the Guarantor Licensees, as a licensee of such rights and licenses hereunder, will retain and may fully exercise all of its rights and elections under the Bankruptcy Code.  Transferee irrevocably waives all arguments and defenses arising under 11 U.S.C. § 365(c)(1) or successor provisions to the effect that applicable Law excuses Transferee from accepting performance from or rendering performance to an entity other than the debtor or debtor-in-possession as a basis for opposing assumption of the licenses granted by this Section 5.13(i) in a case under Chapter 11 of the Bankruptcy Code to the extent that such consent is required under 11 U.S.C. § 365(c)(1) or any successor statute.

Section 5.14     Residuals.  Notwithstanding the transfer of Transferred Assets to the Transferee, the Parties acknowledge that Guarantor or its Subsidiaries have retained copies of the database structure for the Customer Service Master (as described in Section 1.1(f)(i) of the Transferor Disclosure Schedules) as used in operations of the Guarantor’s business other than the Mortgage Servicing Platform and the continued use of such Software is permitted and shall not be a breach of this Agreement.

Section 5.15     Inbound Data Agreements.

(a)            The Transferee covenants and agrees to negotiate and enter into, by no later than the end of the Term as defined under the Transition Services Agreement, Contracts with the counterparties to the Contracts listed in Section 5.15(a) of the Transferor Disclosure Schedules with respect to the supply of data feeds under such Contracts (the “Data Contracts”) (on such terms as the Transferee may agree to) and the costs and expenses of negotiating and entering into such Data Contracts shall be borne solely by the Transferee.

(b)            The Transferee covenants and agrees to negotiate and enter into, by no later than the end of the Term as defined under the Transition Services Agreement, one or more Contracts with Xome Holdings LLC or any of its Subsidiaries (“Xome”) pursuant to which Xome will supply MLS (multiple listing service) data feeds to the Transferee for use in the Mortgage Servicing Platform (the “Xome Data Contracts”).  The Transferee covenants and agrees that such Contract(s) shall provide that Xome will be the exclusive supplier for MLS data for products of the Transferee that are provided to Guarantor or its Subsidiaries and that relate to the Mortgage Servicing Platform, solely with respect to the provision of such products to Guarantor or its Subsidiaries.  Nothing in this Section 5.15(b) shall obligate the Transferee to use data obtained from Xome for any products or services provided to Persons other than Guarantor or its Subsidiaries (including products or services relating to the Mortgage Servicing Platform).

(c)           Guarantor covenants and agrees to cause Xome to negotiate the Xome Data Contracts in good faith and on commercially reasonable terms and conditions, consistent with the terms and conditions of this Agreement and the Transition Services Agreement.

Section 5.16   Transferor Matters.   After the date of this Agreement, the Parties shall work, reasonably and in good faith, to negotiate and finalize (a) the Amended LLC Agreement, on terms and conditions consistent with the Equity Term Sheet, and (b) the Employee Outsourcing and Transfer Agreement, on terms and conditions consistent with the Employee Outsourcing and Transfer Agreement Term Sheet, and in each case of clauses (a) and (b), including other customary and reasonable terms as mutually agreed; provided, however, that if the Parties are not able to finalize the Amended LLC Agreement or the Employee Outsourcing and Transfer Agreement prior to the Closing, the Transferee or its Affiliates, on the one hand, and Transferor or its Affiliates, on the other hand, shall be legally bound by the terms set forth in the Equity Term Sheet or the Employee Outsourcing and Transfer Agreement Term Sheet, as applicable.

Section 5.17   Notification of Certain Matters.   From the date hereof until the Closing or the earlier termination of this Agreement, Transferor and the Transferee shall promptly notify each other of any Legal Proceeding commenced or, to the Knowledge of Transferor or to the Knowledge of the Transferee, as applicable, threatened against, relating to or involving or otherwise affecting such Party which relates to this Agreement or the other Transaction Documents or the transactions contemplated hereunder or thereunder; provided that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

Section 5.18   Release.   As a material inducement to the Transferee’s, on the one hand, and Transferor’s, on the other hand, willingness to enter into this Agreement and perform the Transactions, effective as of the Closing, Transferor, on its behalf and on behalf of its Affiliates, heirs, successors and assigns (each, a “Transferor Releasor”) on the one hand, and the Transferee, on its behalf and on behalf of its Affiliates, heirs, successors and assigns (each, a “Transferee Releasor,” and together with Transferor Releasors, the “Releasors”), on the other hand, do hereby irrevocably and unconditionally agree and covenant not to sue or prosecute against (i) in the case of the Transferor Releasor, the Transferee and each of its past, present and future Representatives, Affiliates, equityholders, officers, directors, employees, successors and assigns, and such Persons’ Affiliates, equityholders, officers, directors, employees, successors and assigns (each, a “Transferor Releasee”) in their capacities as such, and (ii) in the case of the Transferee Releasor, Transferor and each of its past, present and future Representatives, Affiliates, equityholders, officers, directors, employees, successors and assigns, and such Persons’ Affiliates, equityholders, officers, directors, employees, successors and assigns (each, a “Transferee Releasee,” and together with Transferor Releasors, the “Releasees”) in their capacities as such, and in each case, hereby forever waive, release and discharge, to the fullest extent permitted by applicable Law each Releasee in their capacities as such from any and all Actions, Liabilities, Losses, damages, costs, or expenses whatsoever, that such Releasor now has or hereafter may have, of whatsoever nature and kind, whether known or unknown, whether now existing or hereafter arising, whether arising at law or in equity, against any or all of the Releasees, based on facts, whether or not now known, existing on or before the Closing Date in each case relating to the Transferred Assets and the Mortgage Servicing Platform; provided that such release will not affect (x) any rights of any Releasors or Releasees under this Agreement or any other Transaction Document or (y) any claims against any Releasee for Fraud.  Transferor, on one hand, and the Transferee, on the other hand, hereby represent that it has not initiated or filed, and hereby agrees that it shall not initiate or file, any lawsuit of any kind whatsoever, or any complaint or charge against any Transferor Releasee (in the case of Transferor) and any Transferee Releasee (in the case of the Transferee) with respect to the matters released and discharged pursuant to this Section 5.18. The Releasors also hereby waive the benefits of, and any rights that the Releasors may have with respect to the matters released and discharged pursuant to this Section 5.18 under, any statute or common law principle of similar effect in any jurisdiction.  The Releasors understand and acknowledge that they may discover facts different from, or in addition to, those which they know or believe to be true with respect to any claims released herein, and agree that other than any claims for Fraud, (i) it is the intention of the Releasors to fully, finally and forever waive, release and relinquish all claims against any Transferor Releasee (in the case of Transferor) and any Transferee Releasee (in the case of the Transferee), and (ii) this release shall be and remain effective in all respects notwithstanding any subsequent discovery of different and/or additional facts.

Section 5.19   Transition Services Agreement Exhibits.   Between the date hereof and the Closing, Transferor and Transferee shall cooperate reasonably and in good faith to negotiate and agree in writing to the Exhibits to the Transition Services Agreement, to be effective as of the Closing, which Exhibits shall include all services that Transferor and its Affiliates provided or caused to be provided to the Mortgage Servicing Platform during the twelve (12) month period immediately preceding the Closing (other than any legal, tax or other excluded services mutually agreed by Transferor and Transferee).  For clarity, the definition of Excluded Services in the form of agreement attached hereto as Exhibit B shall not limit the services to be included on such Exhibits pursuant to this Section 5.19.

ARTICLE VI
CERTAIN TAX MATTERS

Section 6.1       Cooperation and Exchange of Information.  Each Party shall, and shall cause its Affiliates to, cooperate with and provide to the other Party and its Affiliates such documentation, information and assistance as may reasonably be requested in connection with (i) the preparation of any Tax Return relating to the Transferred Assets, (ii) the determination of liability for Taxes or a right to refund of Taxes or (iii) the conduct of any Tax Proceeding relating to Transferred Assets.  Such cooperation shall include obtaining and providing appropriate forms, providing the necessary powers of attorney, retaining and providing records and information that are reasonably relevant to any such Tax Return or Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder.  Notwithstanding the foregoing, Transferor shall not be required to provide any Tax Returns or related workpapers.  Notwithstanding anything to the contrary in this Agreement, in no event shall Transferor or any of its Affiliates be required to provide any Person with a copy of, or otherwise disclose the contents of, its Tax Returns, except to the extent copies of the applicable portion of such documents are necessary for the Transferee or its Affiliates to comply with its obligations in respect of Tax Return filings or the conduct of Tax Proceedings.

Section 6.2   Transfer Taxes.  Notwithstanding anything in this Agreement to the contrary, each of Transferor and the Transferee shall bear fifty percent (50%) of any and all sales, use, transfer (including real estate transfer), registration, documentary, conveyancing, franchise, stamp, value added, goods and services or similar Taxes and related fees and costs imposed on or with respect to the transactions contemplated by this Agreement (“Transfer Taxes”).  The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party.  The Person responsible under applicable Law for paying such Transfer Taxes shall timely pay such Transfer Taxes to the appropriate Taxing Authority, subject, in the case of any such payment by Transferor, the Transferee, or any of their respective Affiliates, to reimbursement by the other Party.  Transferor and the Transferee shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 6.3   Straddle Periods.  For purposes of this Agreement, in the case of any Straddle Period, periodic Taxes that are not based on income or receipts (e.g., real, personal and intangible ad valorem property Taxes) (“Periodic Taxes”) allocable to a Pre-Closing Tax Period shall be equal to the amount of such Periodic Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and the allocation of any other Taxes shall be determined on a “closing of the books” basis as of the end of the Closing Date (pursuant to Section 706 of the Code in the case of the Transferee and any Subsidiary of the Transferee classified as a partnership for U.S. federal income Tax purposes).

Section 6.4   Certain Elections.  An election under Section 754 of the Code shall, unless already in effect, be made for the Transferee and each Subsidiary of the Transferee that is classified as a partnership for U.S. federal income Tax purposes on the relevant Tax Return for the taxable year (or portion thereof) that includes the Closing Date. The Transferee shall take, and shall cooperate with the Transferor in taking, all actions required to be taken by or on behalf of the Transferee and its applicable Subsidiaries to make any such election and shall not revoke or seek to revoke any such election without the prior written consent of the Transferor.  Unless otherwise agreed in writing by the Transferor, notwithstanding anything herein to the contrary, the Transferee and each Subsidiary of the Transferee that is classified as a partnership for U.S. federal income Tax purposes shall make the election under Section 6226 of the Code (or a similar provision of state, local or other Tax Law) with respect to the alternative to payment of imputed underpayment by the Transferee and each such Subsidiary for any Pre-Closing Tax Period or Straddle Period, and the Transferee and its applicable Subsidiaries shall, and shall cause their Representatives to, take any actions such as filings, disclosures and notifications necessary to effectuate any such election.  If the Transferee or an applicable Subsidiary has not made a timely election under Section 6226 of the Code with respect to an adjustment in respect of a Pre-Closing Tax Period or Straddle Period, at the written request of the Transferee, such Person shall, and shall cause its Representatives to, prepare and file, at their expense, such amended Tax Return(s) described in Section 6225(c)(2) of the Code and the Treasury Regulations promulgated thereunder with respect to such taxable period, and pay such Taxes as may be due with each such Tax Return, in each case in accordance with the requirements of Section 6225(c)(2) of the Code and any applicable Treasury Regulations.

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1   Conditions to Each Party’s Obligations to Close.  The respective obligations of Transferor and the Transferee to effect the Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by Transferor and the Transferee at or prior to the Closing of the following conditions:

(a)            Antitrust Approvals.  Any and all waiting periods (and extensions thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or been terminated.

(b)        No Injunctions or Restraints.  No Judgment issued by any Governmental Entity of competent jurisdiction shall have been entered and remain in effect which has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions.

Section 7.2      Conditions to Obligations of the Transferee to Close.  The obligation of the Transferee to effect the Closing is subject to the satisfaction (or waiver by the Transferee) at or prior to the Closing of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of Transferor contained in Article III (other than as set forth in the following two (2) sentences) shall be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date), except where the failure of such representations and warranties to be true and correct would not have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferred Assets.  The representations and warranties of Transferor contained in Section 3.5(a) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date.  The Transferor Fundamental Representations shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date).

(b)         Performance of Obligations of Transferor.  The covenants and agreements of Transferor and each Transferring Entity to be performed or complied with on or before the Closing Date in accordance with this Agreement shall have been performed or complied with by it in all material respects.

(c)             No Material Adverse Effect.  Since the date of this Agreement, no Material Adverse Effect with respect to the Transferred Assets or the Mortgage Servicing Platform shall have occurred and be continuing.

(d)           Officer’s Certificate.  The Transferee shall have received a certificate, dated as of the Closing Date and signed on behalf of Transferor by an executive officer of Transferor, stating that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3      Conditions to Obligations of Transferor to Close.  The obligation of Transferor to effect the Closing is subject to the satisfaction (or waiver by Transferor) at or prior to the Closing of the following additional conditions:

(a)          Representations and Warranties.  The representations and warranties of the Transferee contained in Article IV (other than as set forth in the following sentence) shall be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date), except where the failure of such representations and warranties to be true and correct would not have, individually or in the aggregate, a Material Adverse Effect with respect to the Transferee.  The Transferee Fundamental Representations and the representations and warranties of Transferee contained in Section 4.5(e) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date).

(b)         Performance of Obligations of the Transferee.  The covenants and agreements of the Transferee to be performed or complied with on or before the Closing Date in accordance with this Agreement shall have been performed or complied with in all material respects.

(c)             No Material Adverse Effect.  Since the date of this Agreement, no Material Adverse Effect with respect to the Transferee shall have occurred and be continuing.

(d)            Officer’s Certificate.  Transferor shall have received a certificate, dated as of the Closing Date and signed on behalf of the Transferee by an executive officer of the Transferee, stating that the conditions specified in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

Section 7.4      Frustration of Closing Conditions.  Neither the Transferee nor Transferor may rely as a basis for terminating this Agreement on the failure of any condition set forth in this Article VII to be satisfied (except in each case for any failure of a condition that would cause the Closing to be a violation of Law) if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE VIII
TERMINATION

Section 8.1   Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)             upon the mutual written consent of Transferor and the Transferee;

(b)             by the Transferee by written notice to Transferor if:

(i)            the Transferee is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Transferor pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and (A) with respect to any such breach that is capable of being cured, is not cured by Transferor within thirty (30) days after written notice thereof, or (B) such breach cannot be cured by Transferor by the Outside Date; or

(ii)            any of the conditions set forth in Section 7.1 or Section 7.2 shall not have been fulfilled or duly waived by the Outside Date; provided that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to the Transferee if its failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before the Outside Date;

(c)             by Transferor by written notice to the Transferee if:

(i)            Transferor is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Transferee pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and (A) with respect to any such breach that is capable of being cured, is not cured by the Transferee within thirty (30) days after written notice thereof, or (B) such breach cannot be cured by the Transferee by the Outside Date; or

(ii)            any of the conditions set forth in Section 7.1 or Section 7.3 shall not have been fulfilled or duly waived by the Outside Date; provided that the right to terminate this Agreement under this Section 8.1(c)(ii) shall not be available to Transferor if its failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before the Outside Date;

(d)             by the Transferee or Transferor by written notice in the event that:

(i)            there shall be any Law in force that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii)         any Governmental Entity of competent jurisdiction shall have issued a Judgment restraining or enjoining the transactions contemplated by this Agreement, and such Judgment shall have become final and non-appealable.

Section 8.2   Effect of Termination. In the event of the termination of this Agreement in accordance with this Article VIII, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto except: (a) as set forth in this Section 8.2, Section 5.4 and Article X hereof; and (b) that nothing herein shall relieve the Transferee or Transferor from liability for a Willful Breach or Fraud; provided that notwithstanding anything herein to the contrary, the maximum liability of the Parties (together with their respective Affiliates), individually or in the aggregate, for damages determined to be payable pursuant to this Section 8.2 (including for any Willful Breach), other than damages arising from Fraud, shall be 15% of the Base Platform Purchase Price (the “Damages Cap”) and in no event shall any of the Parties (together with their respective Affiliates) (i) be required to pay an aggregate amount in excess of the Damages Cap to any Person and (ii) seek, or permit to be sought, any monetary damages from any party hereto (including such party’s Affiliates) in excess of the Damages Cap.

ARTICLE IX
SURVIVAL; INDEMNIFICATION; REMEDIES

Section 9.1   Survival.

(a)              All of the covenants or other agreements of the Parties contained in this Agreement shall survive until fully performed or fulfilled in accordance with their terms, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the Party entitled to such performance.

(b)          The representations and warranties of Transferor set forth in Section 3.1, Section 3.2(a), Section 3.2(b)(i), Section 3.4(a), Section 3.4(b) and Section 3.14 (the “Transferor Fundamental Representations”) shall survive the Closing and expire and terminate at 11:59 p.m. Eastern Time on the date that is sixty (60) days after the expiration of the statute of limitations applicable to the subject matter thereto (the “Fundamental Representation Survival Date”) and shall thereafter be of no further force or effect, and all other representations and warranties in Article III shall survive the Closing and terminate on a date that is eighteen (18) months after the Closing (the “General Survival Date”) and shall thereafter be of no further force or effect; provided, however, that the foregoing shall not limit any claim of, or recourse for, Fraud with respect to any such representation or warranty.  For the avoidance of doubt and notwithstanding anything to the contrary set forth herein, it is the intention of the Parties hereto that the expiration dates and survival periods set forth in this Section 9.1(b) supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties.

(c)            The representations and warranties of the Transferee set forth in the first sentence of Section 4.1, Section 4.2, Section 4.3(a), Section 4.3(b)(i) and Section 4.12 (the “Transferee Fundamental Representations”) shall survive the Closing and expire and terminate at 11:59 p.m. Eastern Time on the Fundamental Representation Survival Date and shall thereafter be of no further force or effect, and all other representations and warranties in Article IV shall survive the Closing and terminate on the General Survival Date and shall thereafter be of no further force or effect; provided, however, that the foregoing shall not limit any claim of, or recourse for, Fraud with respect to any such representation or warranty.  For the avoidance of doubt and notwithstanding anything to the contrary set forth herein, it is the intention of the Parties hereto that the expiration dates and survival periods set forth in this Section 9.1(c) supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties.

Section 9.2   Indemnification.

(a)          By Transferor.  From and after and by virtue of the Closing, subject to the provisions of this Article IX, Transferor agrees to indemnify, defend and hold harmless the Transferee and its Subsidiaries, each of its Affiliates, and each of their respective Representatives, officers, directors, employees, equityholders, agents, successors and permitted assigns of each of the foregoing (the “Transferee Indemnified Parties”) from and against all claims, losses, liabilities, damages, deficiencies, Taxes, costs, interest, awards, judgments, settlements, penalties and expenses, including reasonable attorneys’, consultants’, experts’ and other professionals’ fees and expenses (individually, a “Loss” and, collectively “Losses”), incurred, suffered, or sustained by the Transferee Indemnified Parties, or any of them to the extent directly or indirectly resulting from, arising out of, or relating to any of the following:

(i)            any breach of any representation or warranty contained in Article III of this Agreement or in any certificate delivered at the Closing in connection with this Agreement, in each case, without giving effect to any limitation or qualification as to “materiality,” “material,” “Material Adverse Effect” or similar qualifiers set forth in such representation or warranty for purposes of determining whether there is a breach and the amount of any Loss resulting from or arising out of such breach;

(ii)            the non-performance or any breach of any covenant or agreement of any Transferring Entity contained in this Agreement; and

(iii)           any Retained Liability.

(b)            By the Transferee.  From and after and by virtue of the Closing, subject to the provisions of this Article IX, the Transferee agrees to indemnify, defend and hold harmless the Transferring Entities (the “Transferor Indemnified Parties”) from and against all Losses incurred, suffered, or sustained by the Transferor Indemnified Parties, or any of them to the extent directly or indirectly resulting from or arising out of, or relating to any of the following:

(i)            any breach of any representation or warranty contained in Article IV of this Agreement or in any certificate delivered at the Closing in connection with this Agreement, in each case, without giving effect to any limitation or qualification as to “materiality,” “material,” “Material Adverse Effect” or similar qualifiers set forth in such representation or warranty for purposes of determining whether there is a breach and the amount of any Loss resulting from or arising out of such breach;

(ii)            the non-performance, or any breach of any covenant or agreement of the Transferee contained in this Agreement; and

(iii)         any Assumed Liability (provided that the Transferor Indemnified Parties shall not be entitled to any such indemnification with respect to any Assumed Liabilities to the extent any Losses are attributable to the Class A-1 Common Units held by Transferor or any of its Affiliates).

(c)          Each of the Transferee and Transferor, in their capacities as such, are sometimes referred to herein as an “Indemnifying Party” and the Transferee Indemnified Parties and the Transferor Indemnified Parties, in their capacities as such, are sometimes referred to herein as an “Indemnified Party.”

(d)          The Indemnifying Parties shall not have any right of contribution, indemnification or right of advancement from the Indemnified Parties or any of their Affiliates with respect to any Loss claimed by an Indemnified Party indemnifiable pursuant to this Article IX.

(e)            The Parties intend that any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article IX will be treated as adjustments to the Closing Consideration for Tax purposes and such intended treatment will govern for purposes of this Agreement, unless otherwise required by applicable Laws.

(f)            Except for the obligations of Guarantor as expressly set forth in Section 10.14, and not withstanding anything that may be expressed or implied in this Agreement or any document or certificate delivered in connection herewith, this Agreement and the Assignment Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement or the Assignment Agreement or the negotiation, execution or performance of this Agreement and the Assignment Agreement may only be made against the applicable entities that are signatories hereto or to the Assignment Agreement, as applicable, and no former, current or future equityholders, controlling Persons, directors, officers, employees, agents or Affiliates of any Party or any former, current or future equityholder, controlling Person, director, officer, employee, general or limited partner, member, manager, advisor, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any Liability for any obligations or other Liabilities hereunder or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or any representations made or alleged to be made in connection herewith or any breach of or failure to comply with this Agreement or the Assignment Agreement whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of any Party against any other Party or any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.  Without limiting the rights of any Party against the other Party, but except for claims against Guarantor pursuant to the express terms of Section 10.14, in no event shall any Party or any of its equityholders, controlling Persons, directors, officers, employees, agents or Affiliates seek to enforce this Agreement or the Assignment Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party in connection with this Agreement or the Assignment Agreement.

(g)            This Article IX shall be the sole and exclusive remedy of the Indemnified Parties from and after the Closing for any claims arising out of or in connection with this Agreement, the Transaction or the other transactions contemplated hereby (including claims of any inaccuracy in or breach of any representation, warranty or covenant in this Agreement, whether predicated on common law, statute, strict liability or otherwise); provided, however, that this Section 9.2(g) shall not be deemed a waiver by any party of any right to specific performance or injunctive or other equitable relief with respect to any breach or nonfullfilment of any covenant or agreement herein.

(h)            Notwithstanding anything herein to the contrary (but, for the avoidance of doubt, without limiting Section 3.15 and Section 4.14), nothing in this Agreement shall limit any claim of Fraud or the pursuit of any claims or remedies under or in connection with any other Transaction Document as permitted thereunder.

(i)            In the event an Indemnified Party has suffered a Loss which would give rise to a right to be indemnified under more than one of the subclauses of Section 9.2(a) or Section 9.2(b), such Indemnified Party shall be entitled to make a claim for such Losses under any and all such subclauses; provided that, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, in no event shall any Indemnified Party be entitled to any double recovery with respect to any particular Loss or claim.  For the avoidance of doubt, without limiting the limitations set forth in this Article IX, nothing in this Agreement shall require any Indemnified Party to make any claim under this Article IX and, subject to the survival periods and other limitations set forth in this Article IX, no such claim shall be waived or otherwise prejudiced as a result of any delay in making such claim.

Section 9.3   Limitations on Indemnification.

(a)             Limitations on Transferee Indemnified Parties.  Notwithstanding anything to the contrary contained in this Agreement:

(i)            Transferor shall have no liability for claims made under Section 9.2(a)(i) (other than with respect to any claims for Fraud or for breaches of Transferor Fundamental Representations or the representations or warranties set forth in Section 3.8 or, with respect to any claims made within nine (9) months of Closing, for claims for breaches of the representations or warranties set forth in Section 3.10(g)) (x) in respect of any particular claim (or series of claims arising out of the same or similar facts) unless the aggregate amount of Losses for such claim (or series of related claims) equals or exceeds $50,000 (the “Per Claim Amount”), in which event the Transferee Indemnified Parties shall be indemnified only for such Losses in excess of the Per Claim Amount, and (y) until the aggregate amount of Losses with respect to such claims exceeds one percent (1%) of the Base Platform Purchase Price (the “Deductible”), in which event the Transferee Indemnified Parties shall be indemnified only for such Losses in excess of the Deductible;

(ii)       Transferor’s aggregate liability for all claims made pursuant to Section 9.2(a)(i) (other than with respect to any claims for Fraud or for breaches of Transferor Fundamental Representations or the representations or warranties set forth in Section 3.8) shall not exceed ten percent (10%) of the Base Platform Purchase Price (the “General Cap”); and

(iii)        Transferor’s aggregate liability for all claims made pursuant to Section 9.2(a)(i) and (ii) (other than with respect to claims for Fraud or Retained Liabilities) shall not exceed the Closing Consideration.

(b)            Limitations on Transferor Indemnified Parties.  Notwithstanding anything to the contrary contained in this Agreement:

(i)          the Transferee shall have no liability for claims made under Section 9.2(b)(i) (other than with respect to any claims for Fraud or for breaches of Transferee Fundamental Representations or the representations or warranties set forth in Section 4.7) (A) in respect of any particular claim (or series of claims arising out of the same or similar facts) unless the aggregate amount of Losses for such claim (or series of claims) equals or exceeds the Per Claim Amount, in which event the Transferor Indemnified Parties shall be indemnified only for such Losses in excess of the Per Claim Amount, and (B) until the aggregate amount of Losses with respect to such claims exceeds the Deductible, in which event the Transferor Indemnified Parties shall be indemnified only for such Losses in excess of the Deductible;

(ii)            the Transferee’s aggregate liability for all claims made pursuant to Section 9.2(b)(i) (other than with respect to any claims for Fraud or for breaches of Transferee Fundamental Representations or the representations or warranties set forth in Section 4.7) shall not exceed the General Cap; and

(iii)            the Transferee’s aggregate liability for all claims made pursuant to Section 9.2(b)(i) and (ii) (other than with respect to claims for Fraud or Assumed Liabilities) shall not exceed the Closing Consideration.

(c)            The rights of the Indemnified Parties to indemnification, compensation or reimbursement, payment of Losses or any other remedy under this Agreement shall not be affected by any investigation or examination conducted with respect to, or any knowledge possessed or acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, by or on behalf of any of the Indemnified Parties or any of their Affiliates or any of their respective Representatives with respect to the accuracy or inaccuracy or breach of, or compliance with, any representation, warranty, covenant or any other matter.  No Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder.

(d)            The amount of any Loss payable under this Article IX by an Indemnifying Party shall be net of any amounts actually recovered by the Indemnified Party under all insurance and indemnity, contribution or similar agreements or rights (it being agreed that if any such amounts are recovered by the Indemnified Party, subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, the amount of any such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), where such recovery is net of the following: (i) costs and expenses (including Taxes) incurred by such Indemnified Party or its Affiliates and its and their respective Representatives in procuring such recovery; (ii) any increases in premiums or premium adjustments to the extent attributable to such recovery (applicable to any past, present or future premiums); (iii) deductibles and other amounts incurred in connection with pursuing such recovery; and (iv) any net Tax benefits realized by the Indemnified Party in respect of such Loss (determined taking into account any Tax detriment arising from the right to indemnification hereunder).  The Indemnified Parties shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under all insurance and indemnity, contribution or similar agreements or rights covering any Loss payable under this Article IX to the same extent as it would if such Loss were not subject to indemnification hereunder, and, to the extent any such Loss may be recoverable under any such agreements or rights, shall not be permitted to make a claim for indemnification hereunder in respect of a Loss unless and to the extent recovery has been so sought and not obtained.  Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party to such extent.

(e)            Notwithstanding anything to the contrary contained in this Agreement, no party shall have any liability for any punitive damages, except to the extent awarded against an Indemnified Party pursuant to a Third-Party Claim.

Section 9.4   Claim Procedures.

(a)            If an Indemnified Party wishes to make a claim under this Article IX (including in respect of a pending or threatened claim or demand asserted by a third party against the Indemnified Party (each, a “Third-Party Claim”)), such Indemnified Party shall deliver a written notice (a “Claim Notice”) to the Indemnifying Party (i) stating that an Indemnified Party has incurred, suffered, or sustained, or reasonably anticipates that it may incur, suffer, or sustain, Losses, and (ii) to the extent reasonably available, specifying such claim and Losses in reasonable detail, the date that each such Loss was incurred, suffered, or sustained, or the basis for such anticipated Losses, and the nature of the misrepresentation, breach of warranty or covenant or other indemnifiable matter.  An Indemnified Party may update a Claim Notice from time to time to reflect any change in circumstances following the date thereof.  A failure by an Indemnified Party to give complete, accurate, or, subject to the survival periods set forth in Section 9.1, timely notice of a Claim Notice will not affect the rights or obligations of any party hereunder, except to the extent the Indemnifying Party is materially prejudiced by such failure.  If a claim under this Article IX may be brought under different or multiple sections, clauses or sub-clauses of Section 9.2(a) or Section 7.2(b) (or with respect to different or multiple representations, warrants or covenants), then the Indemnified Parties shall have the right to bring such claim under any or each such section, clause, subclauses, representation, warranty or covenant (each, a “Subject Provision”) that it chooses and the Indemnified Parties will not be precluded from seeking indemnification under any Subject Provision by virtue of the Indemnified Parties not being entitled to seek indemnification under any other Subject Provision.

(b)            The Indemnifying Party shall respond in writing within thirty (30) days of delivery of a Claim Notice by delivery of a written notice stating whether the Indemnified Party is prepared to make an objection to the applicable claim at such time (a “Claim Objection Notice”), which notice shall, to the extent reasonably available, describe the basis of such objection in reasonable detail.  The failure to make an objection or to include or describe any basis therefor shall not constitute an acknowledgment by the Indemnifying Party that the Indemnified Party is entitled to all or any portion of such claim for Losses set forth in such Claim Notice or a waiver of the right to make any objection at any later time.

(c)            In the event that the Indemnifying Party shall deliver a Claim Objection Notice in accordance with Section 9.4(b), the Indemnifying Party and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective Parties with respect to each of such claims.  If the Indemnifying Party and the Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by the Parties (a “Resolution Memorandum”).

(d)             The Indemnifying Parties shall make any payments made with respect to any Resolution Memorandum within five (5) Business Days of the delivery of such Resolution Memorandum.

(e)           If no such agreement can be reached after good faith negotiation and prior to thirty (30) days after delivery of a Claim Objection Notice, either the Indemnified Party or the Indemnifying Parties may seek to resolve such dispute in accordance with Section 10.7.

Section 9.5   Third-Party Claims.

(a)              Upon receipt of a Claim Notice in respect of a Third-Party Claim:

(i)            The Indemnifying Party shall have the right in its sole discretion to conduct the defense and prosecution of and, subject to Section 9.5(a)(iii), to settle or resolve any such Third-Party Claim (at the expense of such Indemnifying Party).  Notwithstanding an election to assume the defense of such Third-Party Claim, the Indemnified Party shall have the right to employ one separate co-counsel (and one local co-counsel for each jurisdiction in which local counsel is reasonably required) and to participate in the defense as counsel of record, if applicable, in such Third-Party Claim, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (A) there exists a conflict of interest between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third-Party Claim in which both the Indemnified Party and Indemnifying Party are defendants, that would make representation by the same counsel or the counsel selected by the Indemnifying Party inappropriate or (B) such Third-Party Claim seeks an injunction or other equitable relief against the Indemnified Party.  In any other event not set forth in the preceding sentence, the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense.

(ii)            If the Indemnifying Party does not timely elect to assume the defense and control of any Third-Party Claim pursuant to this Section 9.5(b), the Indemnified Party will be entitled to control such defense (and the reasonable costs of such defense shall be borne by the Indemnifying Party to the extent they constitute Losses), but the Indemnifying Party may nonetheless reasonably participate in the defense of such Third-Party Claim with its own counsel and at its own expense.

(iii)            If the Indemnifying Party has elected to assume the defense and control of a Third-Party Claim, it shall not be authorized to consent to a settlement or compromise of, or the entry of any Judgment arising from, any Third-Party Claim without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed) unless (A) the Indemnified Party, as a condition to settlement, is given a complete and unconditional release of any and all Liabilities relating to such Third-Party Claim by all relevant parties to such Third-Party Claim; (B) the damages payable under the settlement are limited only to monetary payments for which the Indemnified Party is fully indemnified by the Indemnifying Party (net of any proceeds); and (C) such Third-Party Claim does not involve any non-monetary relief of any kind (including any injunctive relief) against any Indemnified Party or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party.  No Indemnified Party will consent to the entry of any Judgment or enter into any settlement or compromise with respect to a Third-Party Claim without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed).

(b)            Notwithstanding the foregoing provisions of this Section 9.5, if a Third-Party Claim includes or could reasonably be expected to include both a claim for Taxes for which a Transferring Entity is responsible pursuant to Section 9.2(a) (“Transferor Taxes”) and a claim for Taxes for which the Transferee is responsible pursuant to Section 9.2(b) (“Transferee Taxes,”), Transferor and the Transferee shall use commercially reasonable efforts to sever such Third-Party Claim into separate Tax Proceedings relating to Transferor Taxes and Transferee Taxes, respectively.  If such Third-Party Claim is not so severable, Transferor (if the claim(s) for Transferor Taxes exceeds or reasonably would be expected to exceed in amount the claim(s) for Transferee Taxes) or otherwise the Transferee (Transferor or the Transferee, as the case may be (the “Tax Controlling Party”)), shall be entitled to control the defense of such Third-Party Claim (such Third-Party Claim, a “Tax Claim”).  In such case, (i) the other party (the “Tax Non-Controlling Party”) shall be entitled to participate fully (at the Tax Non-Controlling Party’s sole cost and expense) in the conduct of such Tax Claim; (ii) the Tax Controlling Party shall provide the Tax Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Claim; (iii) the Tax Controlling Party shall consult with the Tax Non-Controlling Party before taking any significant action in connection with such Tax Claim; (iv) the Tax Controlling Party shall consult with the Tax Non-Controlling Party and offer the Tax Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Claim; (v) the Tax Controlling Party shall defend such Tax Claim diligently and in good faith as if it were the only party in interest in connection with such Tax Claim; and (vi) the Tax Controlling Party shall not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of the Tax Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE X
GENERAL PROVISIONS

Section 10.1   Entire Agreement.  This Agreement (including the exhibits hereto), the Transferor Disclosure Schedules and the Transferee Disclosure Schedules, together with the other Transaction Documents and any other document or certificate executed and delivered in connection herewith or therewith, and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the Parties, Guarantor and any other Transferring Entity that is party to the Assignment Agreement, with respect to the subject matter hereof and thereof.

Section 10.2   Assignment.  Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by either of the Parties without the prior written consent of the other Party, except that either Party may transfer or assign its rights and obligations under this Agreement, in whole or in part, (a) to one or more of its controlled Affiliates at any time or (b) to a successor in connection with a merger, acquisition, change of control or sale of all or substantially all of the assets or business to which this Agreement relates; provided that in each case, such assignment shall not relieve either Party from its obligations under this Agreement.

Section 10.3   Amendments and Waivers.  This Agreement may be amended or waived if, and only if, such amendment is in writing and signed by both Parties or such waiver is in writing and signed by the Party against whom such waiver shall be enforced.  The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, shall not constitute a waiver by such Party of its right to exercise any such other right, power or remedy or to demand such compliance.

Section 10.4   No Third-Party Beneficiaries.  Notwithstanding anything contained in this Agreement to the contrary, except as set forth in Section 9.2 with respect to Indemnified Parties, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including any partner, member, stockholder, director, officer, employee or other beneficial owner of any Party, in its own capacity as such or in bringing a derivative action on behalf of a Party) shall have any standing as third-party beneficiary with respect to this Agreement or the Transaction.

Section 10.5   Notices.  All notices, requests, permissions, waivers or other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand or sent by postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand, or electronic mail (which is confirmed), or if mailed, three days after mailing (one (1) Business Day in the case of express mail or overnight courier service) to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)             If to the Transferee:

Sagent M&C, LLC
1000 Continental Drive, Suite 570
King of Prussia, PA 19406
Attn:       Daniel Sogorka
Email:     daniel.sogorka@sagentlending.com

with a copy (which copy alone shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn:       Jai Agrawal
               Keri Schick Norton
Email:    jai.agrawal@kirkland.com
               keri.schicknorton@kirkland.com

(b)             If to Transferor:

Mr. Cooper Group Inc.
c/o Nationstar Mortgage LLC
8950 Cypress Waters Blvd.,
Coppell, Texas 75019
Attn:       Eldridge Burns
Email:     eldridge.burns@mrcooper.com

with a copy (which copy alone shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Attn:      Mark F. Veblen, Esq.
Email:    MFVeblen@wlrk.com

Section 10.6   Specific Performance.  The Parties acknowledge and agree that (i) irreparable damage would occur in the event of any breach or threatened breach by the other Party of this Agreement; (ii) monetary damages, even if available, would not be an adequate remedy; (iii) the non-breaching Party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach; and (iv) no Party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.  Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

Section 10.7   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)            This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)            In addition, each of the Parties (i)  in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby, submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over the applicable Legal Proceeding, any state or federal court within the State of Delaware; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iii) agrees that it will not bring any Legal Proceeding relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than the above-named courts; and (iv) agrees that it will not seek to assert by way of motion, as a defense or otherwise, that any such Legal Proceeding (A) is brought in an inconvenient forum, (B) should be transferred or removed to any court other than the above-named courts, (C) should be stayed by reason of the pendency of some other proceeding in any court other than the above-named courts or (D) that this Agreement or the subject matter hereof may not be enforced in or by the above-named courts.  Each Party agrees that service of process upon such Party in any such Legal Proceeding shall be effective if notice is given in accordance with Section 10.5.

(c)            EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION, OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT, OR ANY OTHER RELEVANT MATTER.

Section 10.8   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced because of any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect to the extent that the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the greatest extent possible.

Section 10.9   Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or electronic transmission), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties hereto and delivered (by facsimile, electronic transmission or otherwise) to the other Party.

Section 10.10   Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transaction shall be paid by the Party incurring such costs and expenses.

Section 10.11  Interpretation; Absence of Presumption.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” shall refer to the date of this Agreement.  The word “or” shall not be exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if.”  Documents or other information or materials will be deemed to have been “made available” by (a) the Transferee if such documents, information or materials have been posted to a virtual data room managed by the Transferee prior to the execution of this Agreement or (b) Transferor if such documents, information or materials have been posted to a virtual data room managed by Transferor prior to the execution of this Agreement.  All references to “$” mean the lawful currency of the United States of America.  References to “ordinary course” and “ordinary course of business” with respect to either Party shall be consistent with past practices and shall take into account the commercially reasonable actions or omitted to be taken by such Party (as such Party reasonably determined is necessary or appropriate) to comply with any COVID-19 Measures.  References to tangible personal property do not refer to electronically-stored data or computer files.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Except as specifically stated herein, any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.  Except as otherwise specified herein, references to a Person are also to its successors and permitted assigns.  Each of the Parties hereto has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 10.12   Disclosure Schedule References.  The Parties hereto agree that the disclosure set forth in any particular section or subsection of the Transferor Disclosure Schedules or the Transferee Disclosure Schedules, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties of Transferor or the Transferee, as applicable that are set forth in the corresponding section or subsection of this Agreement; and (b) any other representations and warranties of Transferor or the Transferee, as applicable, that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is reasonably apparent on the face of such disclosure.

Section 10.13   Delays or Omissions.  No delay or omission to exercise any right, power, or remedy accruing to any Party under this Agreement shall impair any such right, power, or remedy of such Party, nor shall it be construed to be a waiver of or acquiescence to any breach or default, or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default.  All remedies, either under this Agreement or by Law or otherwise afforded to any holder, shall be cumulative and not alternative.

Section 10.14   Guaranty.  Notwithstanding anything to the contrary herein, Guarantor undertakes to cause the Transferring Entities to comply with the terms and conditions of this Agreement and any other Transaction Document to which such Transferring Entity is a party, and to timely meet, and guarantees the performance of, all of the Transferring Entities’ obligations herein and to the extent any Transferring Entity does not timely meet any obligation herein (including any indemnification or payment obligations), Guarantor shall directly perform such obligation on behalf of such Transferring Entity.  This guaranty shall be a guaranty of payment and performance and not of collection, and Guarantor hereby agrees that its obligation hereunder shall be primary and unconditional (and not as a surety), subject in all respects to the terms and conditions of this Agreement.  To the extent Guarantor is called upon to perform any such obligation on behalf of any Transferring Entity, Guarantor shall have all of the rights that such Transferring Entity would have had such Transferring Entity performed such obligation directly.

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IN WITNESS WHEREOF, Transferor, the Transferee and Guarantor have duly executed this Agreement as of the date first written above.

NATIONSTAR MORTGAGE LLC

By:	/s/ Christopher G. Marshall
Name: Christopher G. Marshall
Title: Vice Chairman, President & Chief Financial Officer

SAGENT M&C, LLC

By:	/s/ Daniel Sogorka
Name: Daniel Sogorka
Title: Chief Executive Officer & President

Solely for the purposes set forth herein,

MR. COOPER GROUP INC.

By:	/s/ Christopher G. Marshall
Name: Christopher G. Marshall
Title: Vice Chairman, President & Chief Financial Officer

[Signature Page to Contribution Agreement]